Exhibit 99.1

Technical Report TLC Property Nye County, Nevada, USA

Submitted to: [Company]

Report Date:	Effective Date:
January 16, 2023	October 6, 2022

Stantec Consulting Services Inc. 2890 East Cottonwood Parkway Suite 300, Salt Lake City UT 84121-7283 Tel: (801) 617-3200
Authors: Derek Loveday, P. Geo. Joan Kester, P. Geo
Project No. 233001584

TECHNICAL REPORT – TLC Property, Nevada, USA

Important Notice

This notice is an integral component of the Tonopah Lithium Claims Technical Report (“Technical Report” or “Report”) and should be read in its entirety and must accompany every copy made of the Technical Report. The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The Technical Report has been prepared for American Lithium Corporation by Stantec Consulting Services Inc. (Stantec). The Technical Report is based on information and data supplied to Stantec by American Lithium Corporation. The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in the services of Stantec, based on i) information available at the time of preparation of the Report, and ii) the assumptions, conditions, and qualifications set forth in this Report.

Each portion of the Technical Report is intended for use by American Lithium Corporation subject to the terms and conditions of its contract (November 22, 2021) with Stantec. Except for the purposes legislated under Canadian provincial and territorial securities law, any other uses of the Technical Report, by any third party, is at that party’s sole risk.

The Qualified Person has used their experience and industry expertise to produce this Technical Report. Readers are cautioned that the results of the Technical Report include forward-looking information. The factors and assumptions used to develop the forward-looking information, and the risks that could cause the actual results to differ materially, are presented in the body of this Report.

TECHNICAL REPORT – TLC Property, Nevada, USA

CERTIFICATE OF QUALIFICATIONS

I, Derek J. Loveday, P.Geo., do hereby certify that:

1.	I am currently employed as a Project Manager by Stantec Services Inc., 2890 East Cottonwood Parkway Suite 300, Salt Lake City UT 84121-7283.
2.	I graduated with a Bachelor of Science Honors Degree in Geology from Rhodes University, Grahamstown, South Africa in 1992.
3.	I am a licensed Professional Geoscientist in the Province of Alberta, Canada, #159394. I am registered with the South African Council for Natural Scientific Professions (SACNASP) as a Geological Scientist #400022/03.
4.	I have worked as a geologist for a total of thirty years since my graduation from university, both for mining and exploration companies and as a consultant specializing in resource evaluation for precious metals and industrial minerals. I have many years’ experience exploring and modelling stratiform sediment-hosted industrial mineral deposits in the western United States and Australia of naturally low-concentration elements including potassium (potash), uranium and lithium. I have worked on two other lithium claystone projects in the vicinity of Tonopah, Nevada.
5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “Qualified Person” for the purposes of NI 43-101.
6.	I am responsible for preparation of Section 13 and 14 and portions of Sections 1 through 12 and Portions Sections 15 through 27, of this Technical Report titled “Technical Report TLC Property, Nye County, Nevada, USA” (the “Technical Report”) dated January 16, 2023, Effective Date October 6, 2022.
7.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
8.	I personally inspected the property on February 3, 2020 and again in December 16th and 17th, 2021.
9.	I was the author of the properties previous Technical Report titled “Technical Report TLC Property, Nye County, Nevada, USA” (the “Technical Report”) dated October 21, 2021, Effective Date April 15, 2020.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.
12.	I am independent of the issuer applying all of the tests in Part 1.5 of NI 43-101CP.

“Original Signed and Sealed By Author”
Dated January 16, 2023	Derek J. Loveday, P.Geo.
Project Manager

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TECHNICAL REPORT – TLC Property, Nevada, USA

CERTIFICATE OF QUALIFICATIONS

I, Joan C. Kester, P.Geo., do hereby certify that:

1.	I am currently employed as a Resource Geologist by Stantec Services Inc., 2890 East Cottonwood Parkway Suite 300, Salt Lake City UT 84121-7283.
2.	I graduated with a Master of Science Degree in Geology from the University of Louisiana at Lafayette, Lafayette, Louisiana in 2004.
3.	I am a registered Society for Mining, Metallurgy & Exploration (SME) member #04294447 and a licensed Professional Geologist in the State of Utah #6695640-2250 and Wyoming #PG-4063 USA.
4.	I have worked as a geologist for a total of sixteen years since my graduation from university, both for geotechnical, environmental, and mining consultant companies specializing in quality control, water resources, and resource evaluation for industrial minerals. I have years of experience with many types of drilling, well installation, GIS mapping of active and inactive mining operations and detailed sampling efforts in addition to recent modelling of stratiform sediment-hosted industrial mineral deposits in the western United States
5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “Qualified Person” for the purposes of NI 43-101.
6.	I am responsible for preparation of portions of Sections 1 to 12 and portions of Sections 14 to 27 of the Technical Report titled “Technical Report TLC Property, Nye County, Nevada, USA” (the “Technical Report”) dated January 16, 2023, Effective Date October 6, 2022.
7.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
8.	I personally inspected the property and sample storage facilities on July 20th and 21st, 2022.
9.	I have not had any prior involvement with the property that is the subject of this Technical Report.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.
12.	I am independent of the issuer applying all of the tests in Part 1.5 of NI 43-101CP.

“Original Signed and Sealed By Author”
Dated January 16, 2023	Joan C. Kester, P.Geo.
Resource Geologist

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TECHNICAL REPORT – TLC Property, Nevada, USA

Table of Contents

1 SUMMARY	1-1
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Description and Location	4-1
4.2 Property Concessions	4-1
4.3 Option Agreements, Royalties and Encumbrances	4-5
4.4 Permits, Surface Use and Royalties	4-22
4.5 Environmental Liabilities	4-22
4.6 Other Significant Factors and Risks	4-22
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources and infrastructure	5-1
5.4 Physiography	5-2
6 HISTORY	6-1
6.1 Exploration	6-1
6.2 Historical Estimates	6-3
6.3 Metallurgical Testing	6-4
7 GEOLOGIC SETTING AND MINERALIZATION	7-1
7.1 Regional Geology	7-1
7.2 Local Geology	7-1
7.3 Mineralization	7-5
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES & SECURITY	11-1
11.1 Sampling Method and Approach	11-1
11.2 Laboratory Analyses	11-2
11.3 Quality Control	11-3
11.4 Adequacy of Laboratory Procedures and Sample Security	11-7
12 DATA VERIFICATION	12-1
12.1 Property Inspection 2021 and 2022	12-1
12.2 Opinion of the Independent Qualified Person	12-2
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

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14 MINERAL RESOURCE ESTIMATES	14-1
14.1 Approach	14-1
14.2 Basis for Resource Estimation	14-1
14.3 Data Sources	14-2
14.4 Model	14-3
14.5 Assessment of Reasonable Prospects for Economic Extraction	14-13
14.6 Lithium Resource Estimates	14-15
14.7 Potential Risks	14-20
15 MINERAL RESERVE ESTIMATES	15-1
16 MINING METHODS	16-1
17 RECOVERY METHODS	17-1
18 PROJECT INFRASTRUCTURE	18-1
19 MARKETS AND CONTRACTS	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	20-1
21 CAPITAL AND OPERATING COSTS	21-1
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
25.1 Potential Risks	25-4
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1

List of Tables

Table 1.1 Historic Lithium Estimates – U.S. Customary Units	1-2
Table 1.2 Lithium Resource Estimates – U.S. Customary Units	1-4
Table 1.3 Lithium Resource Estimates – Metric Units	1-5
Table 1.4 Phase 1: Data Gathering Cost Estimate	1-7
Table 4.1 Summary of Claims on Property	4-6
Table 6.1 Historic Lithium Estimates – U.S. Customary Units	6-4
Table 6.2 Agitated Leach Test Results	6-5
Table 10.1 TLC Property Drilling	10-2
Table 11.1 Vendor Certified Reference Material Ranges	11-4
Table 13.2 In Progress Metallurgical Testing	13-1
Table 14.1 Block Model Parameters	14-3
Table 14.2 Vertical Zone Thickness from Drill Holes	14-7
Table 14.3 Composite Lithium Grades from Drill Holes	14-7
Table 14.4 Lithium Grade Estimation Parameters	14-11
Table 14.5 Lithium Resource Estimates – U.S. Customary Units	14-17

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TECHNICAL REPORT – TLC Property, Nevada, USA

Table 14.6 Lithium Resource Estimates – Metric Units	14-18
Table 25.1 Lithium Resource Estimates – U.S. Customary Units	25-2
Table 25.2 Lithium Resource Estimates – Metric Units	25-3
Table 26.1 Phase 1: Data Gathering Cost Estimate	26-1

List of Figures

Figure 4-1	General Location Map	4-2
Figure 4-2	Property Location Map	4-3
Figure 4-3	Land Tenure Map	4-4
Figure 5-1	Infrastructure Map	5-3
Figure 6-1	Flow Sheet for Battery Quality Lithium Hydroxide Monohydrate Production	6-6
Figure 7-1	Regional Geology Map	7-2
Figure 7-2	Local Geology Map	7-3
Figure 7-3	Structural Cross Sections	7-6
Figure 10-1	Drill Hole Location Map	10-5
Figure 11-1	TLC Lithium Blanks Analyses	11-5
Figure 11-2	TLC Lithium Duplicate Analyses	11-6
Figure 11-3	MEG Lithium Standard MEG-Li.10.11	11-8
Figure 11-4	MEG Lithium Standard MEG-Li.10.15	11-9
Figure 12-1	Site Visit GPS Locations and Photographs	12-3
Figure 12-2	Site Visit Photographs	12-4
Figure 14-1	Model Topography and Extent	14-4
Figure 14-2	Model Zones	14-6
Figure 14-3	Mineralized Zone Grade Distribution	14-9
Figure 14-4	Mineralized Zone Semi-Variogram	14-10
Figure 14-5	Resource Model Cross Sections	14-12
Figure 14-6	Economic Pit Shell	14-14
Figure 14-7	Resource Classification Map	14-16
Figure 14-8	Economic Pit Shell Depth Map	14-19

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TECHNICAL REPORT – TLC Property, Nevada, USA

1	SUMMARY

Introduction

This Technical Report was prepared by Stantec Consulting Services Inc. (Stantec) for American Lithium Corporation (American Lithium) in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). This Technical Report is an update of a prior Technical Report on the TLC (Tonopah Lithium Claims) Property (the Property) completed by Loveday (2021).

Property Description and Location

The TLC Property is located approximately 6.2 miles (10 kilometers (km)) northwest of the town of Tonopah, east of Big Smoky Valley and west of the San Antonio Mountain range, Nye County, Nevada. The geographic coordinates of the Property’s approximate center are N-38°9’57” and W-117°17’44” (20929115 N, 1459590 E; NAD 83 State Plane Nevada Central Feet).

Property Concessions

The Property consists of 614 unpatented lode mining claims that cover approximately 12,511 acres (5,063 hectares). The Property is registered with the Department of the Interior Bureau of Land Management (BLM) and Nye County under the following claimant names: Tonopah Lithium Corp (formerly 1074654 Nevada Ltd), 1301420 Nevada Corporation, Big Smoky Holdings Inc., and Esoteric Consulting Ltd. All claimants are 100% owned subsidiaries by American Lithium Corp. There is a 1% royalty held on the claims formerly held by Nevada Alaska.

Geological Setting and Mineralization

Surficial geology within the Property boundary is mapped as a Quaternary-aged flat alluvial outwash plane. The outwash plane is interspersed with shallow washes draining towards the west. The shallow washes partially expose underlying fines-dominant sediments and lithic tuffs of the Tertiary Miocene-age Siebert Formation. Exploration drilling on the Property shows the outwash plane surface alluvium to have an average thickness of 22 feet (ft) (6.7 meters (m)). Bordering the Property are rhyolite intrusions in the east and andesite in the north that are exposed on the high ground.

The dominant lithology below the alluvial cap varies throughout the Property. Below the alluvial cap are finely laminated claystone beds with occasional lenses of sandstone, conglomerate, volcanic tuff and ash layers. Collectively, this mixed unit is called the upper claystone. Immediately below the upper claystone is a basal tuff marker bed, not always present, that comprises lenses of tuffaceous sandstones and conglomerates that transition into another predominantly claystone bed at depth. Sediments below the upper claystone are collectively referred to as the lower claystone beds. Below the lower claystone drilling has intercepted both tuffaceous crystalline basement and limestone. The upper and lower claystone beds have elevated lithium (Li) grades and host the mineral resource on the TLC Property.

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TECHNICAL REPORT – TLC Property, Nevada, USA

The upper and lower lithium mineralized claystone beds are offset by high angle normal faulting on the Property. Geological modeling of the deposit has the TLC Property separated into ten (10) fault blocks, of which nine (9) blocks, contain lithium enriched clays. The overall footprint of mineralized clays, with lithium concentrations greater than 500 parts per million (ppm), is 7,500 acres (3,035 hectares) extending from just below surface weathering to a depth of approximately 1,000 ft (304.8 m) below surface.

Historical Estimates

Table 1.1. outlines base case historical estimates prepared by Loveday (2021), effective April 15, 2020.

Table 1.1
Historic Lithium Estimates – U.S. Customary Units

Cutoff Li (ppm)	Volume (Myd3)	Tons (Mst)	Li (ppm)	Million short tons (Mst)
				Li	Li2CO3	LiOH.H2O
Measured
400	523	749	932	0.70	3.72	4.24
Indicated
400	328	470	898	0.42	2.23	2.54
Measured plus Indicated
400	851	1,219	919	1.12	5.95	6.78
Inferred
400	279	400	912	0.36	1.92	2.18

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio = 6.05
•	Totals may not represent the sum of the parts due to rounding.

The Authors has not done sufficient work to classify these historical estimates as current mineral resources and the issuer is not treating the historical estimate as current mineral resources.

Exploration Sampling and Drilling

In the fall of 2018, American Lithium completed confirmation surface sampling at the Property on 24 rock samples (outcrop and float). The analytical results from the sampling program ranged from 129.5 to 1,380 ppm Li with an average of 656.5 ppm Li. This initial surface sampling was followed up with a 29-hole reverse circulation (RC) and diamond core exploration drilling program that was documented in the prior Technical Report (Loveday, 2021). For this Technical Report an additional 53 drill holes were completed for a total of 82 drill holes. The additional 53 holes comprise: 8 sonic core holes, 10 diamond core, and 35 RC drill holes.

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TECHNICAL REPORT – TLC Property, Nevada, USA

Mineral Processing and Metallurgical Testing

In 2019 indicative metallurgical tests completed by McClelland Laboratories Inc. (McClelland) in Sparks, Nevada showed that over 90% of the lithium can be extracted in less than 60 minutes using acid leaching only and that no roasting/calcining of the mineralized material is required to efficiently extract the Li and processed as a lithium hydroxide monohydrate (LiOH.H2O) or lithium carbonate product (Li2CO3). Since the prior Technical Report there have been several bulk sampling campaigns using drill hole samples for metallurgical testing. The results and associated interpretation of the metallurgical testing were still in progress as of the effective date of this Technical Report.

Assessment of Reasonable Prospects for Eventual Economic Extraction

A base case lithium resource cutoff grade has been determined based on the economics of a medium size (100 Mtpa) run-of-mine (ROM) surface mining operation that does not require blasting. Processing of the mineralized material would be onsite extracting lithium from claystone using an acid digestion method. A base case cutoff grade for Li is estimated to be 500 ppm and an economic pit shell was developed to report surface minable resources.

Mineral Resource Estimation

The TLC Property geologic model is a 3D block model using the Nevada State Plane Central Zone NAD83 coordinate system and U.S. customary units. The geologic model was separated into four stratigraphic zones, which from top to bottom included the following units: surface weathering alluvium, upper claystone, lower claystone, and basement.

The lithium mineral resource estimates are presented in Table 1.2 in U.S. customary units and Table 1.3 in metric units. The resource estimates are contained within an economic pit shell at constant 45° pit slope to a maximum vertical depth of 970 ft (296 m) below surface. Lithium resources are presented for a range of cutoff grades to a maximum of 1,200 ppm lithium. All lithium resources on the TLC Property are surface mineable at a stripping ratio of 2.4 waste yd3/ton (0.8 m3/tonne) at the base case cutoff grade of 500 ppm lithium. The effective date of the lithium resource estimate is October 6, 2022.

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TECHNICAL REPORT – TLC Property, Nevada, USA

Table 1.2
Lithium Resource Estimates – U.S. Customary Units

Cutoff	Volume	Tons	Li	Million short tons (Mst)
Li (ppm)	(Myd3)	(Mst)	(ppm)	Li	Li2CO3	LiOH.H2O
Measured
500	662	948	924	0.88	4.68	5.32
600	545	781	1006	0.79	4.2	4.78
800	371	532	1153	0.61	3.25	3.69
1000	265	380	1255	0.48	2.55	2.9
1200	136	195	1401	0.27	1.44	1.63
Indicated
500	917	1314	727	0.96	5.11	5.81
600	573	821	835	0.69	3.67	4.17
800	285	408	987	0.4	2.13	2.42
1000	105	150	1148	0.17	0.9	1.03
1200	29	42	1328	0.06	0.32	0.36
Measured plus Indicated
500	1579	2262	813	1.84	9.79	11.13
600	1118	1602	924	1.48	7.87	8.95
800	656	940	1074	1.01	5.38	6.11
1000	370	530	1226	0.65	3.45	3.93
1200	165	237	1392	0.33	1.76	1.99
Inferred
500	374	536	713	0.38	2.02	2.3
600	227	325	827	0.27	1.44	1.63
800	101	145	995	0.14	0.74	0.85
1000	40	57	1151	0.07	0.37	0.42
1200	10	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

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TECHNICAL REPORT – TLC Property, Nevada, USA

Table 1.3
Lithium Resource Estimates – Metric Units

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm3)	(Mt)	(ppm)	Li	Li2CO3	LiOH.H2O
Measured
500	506	860	924	0.79	4.2	4.78
600	416	707	1006	0.71	3.78	4.3
800	283	481	1153	0.55	2.93	3.33
1000	203	345	1255	0.43	2.29	2.6
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
600	438	745	835	0.62	3.3	3.75
800	218	371	987	0.37	1.97	2.24
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.3
Measured plus Indicated
500	1207	2052	809	1.66	8.83	10.04
600	854	1452	916	1.33	7.08	8.05
800	501	852	1080	0.92	4.9	5.57
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.3	1.6	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
600	173	294	827	0.24	1.28	1.45
800	77	131	995	0.13	0.69	0.79
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

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TECHNICAL REPORT – TLC Property, Nevada, USA

Interpretations and Conclusions

The mineral resource estimates presented in Table 25.1 and Table 25.2 represent an increase in both resource confidence and quantity compared to historical estimates (Loveday, 2021). These differences are due to:

•	Increase in concession area of the Property from 4,114 acres (1,665 hectares) to current 12,511 acres (5,063 hectares);
•	Increase in exploration drilling from 29 holes to a total of 82 holes; and
•	Increasing depth of drilling since the last technical report has identified an additional lower lithium clay zone below a basal tuff marker bed previously (Loveday, 2021) used as a resource limiting basement horizon.

Potential risks that may impact accuracy of the mineral resource estimates are:

•	The resource limited to within nine (9) fault blocks that may shift location given further exploration. Should new supporting data support a significant shift in the fault locations this may have a material impact on the resource estimates.

•	The intrusions and the other volcanics around the extremities of the Property are only recognized from surface mapping. Future exploration drilling in these areas of the Property may show these intrusions and other volcanics extending into the Property below surface. This may have a material impact on the resource estimates in these regions of the deposit.

•	Quality assurance and quality control (QA/QC) records of assay blanks and standards indicate that there is potential for inconsistencies in the predicted reliability of the lithium assay results received from Paragon laboratories when compared to assay results received from other laboratories.

•	Metallurgical testing currently under the control of DRA Global Limited (DRA) may indicate that the input costs for the practical extraction of lithium to be higher than anticipated. Since processing costs are a significant component of lithium carbonate (or lithium hydroxide monohydrate) production, the lithium cutoff grade may be higher than the base case cutoff grade of 500 ppm used for the lithium resource estimates.

Recommendations

Two phases, listed below, are recommended to advance the TLC Property.

Phase 1

Additional studies are recommended to define the locations and throw of the faults on the property, and to assess the accuracy of lithium assay test results received from Paragon laboratories. It is recommended that exploration methods use minimal surface disturbance, rather than immediately advancing to another exploration drilling program. The estimated costs with the Phase 1 program are outlined in Table 1.4.

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TECHNICAL REPORT – TLC Property, Nevada, USA

Table 1.4
Phase 1: Data Gathering Cost Estimate

Program	Purpose	Method	Total (US$000)
Re-assay of drill samples	Re-assay 20% samples sent to Paragon laboratory	ICP-OES+ICP-MS	10
LiDAR Survey	Potential identification of subtle changes in subsurface geology	Drone LiDAR Survey	15
Geophysics	Identification of faults	Active and Passive	50
Mineral Processing	Further constrain mineral Processing from larger samples	Process Testing	150
Estimated Total			225

Phase 2

Phase 2 is not contingent on the results of Phase 1. Stantec recommends that, for Phase 2, a Preliminary Economic Assessment (PEA) should be completed on the TLC Property. The PEA involves several major tasks, which are listed below:

•	Identify ground water sources to be utilized in the development of the TLC Property;
•	Mine design and development;
•	Lithium process facilities including a sulphuric acid plant;
•	Project infrastructure and required utilities;
•	Tailings management plan;
•	Regulatory roadmap outlining the regulatory process, timelines and costs; and
•	Capex and Opex estimate and economic analysis.

The cost to complete Phase 2 is estimated at US$500k. Components of the Phase 2 program are currently in progress as of the effective date of this Technical Report.

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TECHNICAL REPORT – TLC Property, Nevada, USA

2	INTRODUCTION

This Technical Report was prepared by Stantec Consulting Services Inc. (Stantec) for American Lithium Corporation (American Lithium) in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). This Technical Report is an update of a prior Technical Report on the TLC (Tonopah Lithium Claims) Property (the Property) completed by Loveday (2021).

Information used in the compilation of the Technical Report was provided by American Lithium as well as from public domain sources. All source of information in addition to the American Lithium’s exploration data are listed in the reference Section 27.

The authors and independent Stantec Qualified Personnel (QP) have inspected the Property on separate occasions in 2021 and 2022. The QP’s verified drill hole locations, and reviewed sample handling procedures.

The “Effective Date” means, with reference to a Technical Report, the date of the most recent scientific or technical information included in the Technical Report.

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3	RELIANCE ON OTHER EXPERTS

The Qualified Person did not rely on a report, opinion or statement of another expert who is not a qualified person, or on information provided by the issuer, concerning legal, political, environmental, or tax matters.

3-1

TECHNICAL REPORT – TLC Property, Nevada, USA

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Description and Location

The Property is located approximately 6.2 miles (10 km) northwest of the town of Tonopah, east of the Big Smoky Valley and west of the San Antonio Mountain range, Nye County, Nevada as shown on Figures 4-1 and 4-2. The geographic coordinates of the Property’s approximate center are N-38°9’57” and W-117°17’44” (20929115 N, 1459590 E; NAD 83 State Plane Nevada Central Feet). Figure 4-2 shows the location of the Property relative to the town of Tonopah and the Township, Range and Sections.

4.2	Property Concessions

The Property consists of 614 unpatented lode mining claims located in Township and Range T4N, R41E; TN4, R42E; T3N, R41E; and T3N, R42E of the Mount Diablo Meridian (21) and covers an area of 12,511 acres (5,063 hectares). Table 4.1 (TLC Property Lode Claims) lists the claims, associated claimants and status. Figure 4-3 (Land Tenure Map) shows the claim locations.

The Property is registered with the Department of the Interior Bureau of Land Management (BLM) and Nye County under the following claimant names: Tonopah Lithium Corp (formerly 1074654 Nevada (NV) Ltd or Corp), 1301420 Nevada Corporation, Big Smoky Holdings Inc., and Esoteric Consulting Ltd. All claimants are wholly-owned subsidiaries of American Lithium Holdings Corp. which is itself a wholly-owned subsidiary of American Lithium Corp.  TLC is in the process of listing all claims under Tonopah Lithium Corp owned by American Lithium Holdings Corp. On August 19, 2021 a British Columbia certificate of amalgamation (BC1320524) was filed beginning the merger process of all claimants under American Lithium Holdings Corp. Nevada Secretary of State Certificate of Amendment filing number #20211716952 (August 30, 2021) and Article of Conversion #20222396457 (June 13, 2022) are respective documents converting 1074654 Nevada Ltd and 1301420 Nevada Corporation into Tonopah Lithium Corp. The Big Smoky Holdings Corp acquisition took place on September 7, 2021.

To maintain the claims in good standing, a payment of US$165/claim to the BLM and US$12/claim to Nye County must be made by September 1 of each year. There is a 1% royalty held on the claims formerly held by Nevada Alaska Mining Company, Inc. which are shown in gray on Figure 4-3. No other royalties are known to exist.

4-1

TECHNICAL REPORT – TLC Property, Nevada, USA

NEVADA
Humboldt
Elko
GREAT BASIN
Washoe
Pershing
Eureka
Churchill
Reno
Storey
White Pine
Lander
Carson City
Lyon
Douglas
UTAH
NEVADA
Mineral
Tonopah Lithium Claims Property
Nye
Tonopah
Esmeralda
Nellis Air Force Base
Lincoln
St George
Nevada National Security Site
Fresno
CALIFORNIA
Visalia
Death Valley National Park
Las Vegas
Clark
Henderson
SAN JOAQUIN VALLEY
MOJAVE DESERT
Bakersfield
Fort Irwin
San Luis Obispo
Santa Maria
Mojave National Preserve
Modesto
Kilometers
Miles
Scale 1:4,000,000
(At original document size of 8.5x11)

Legend

- ★ Tonopah Lithium Claims Property Location
- City
- State Boundary
- County (Nevada)

Notes
1. Coordinate System: NAD 1983 UTM Zone 11N
2. Data Source: basemap - World Topographic Map: Esri, HERE, Garmin, FAO, NOAA, USGS, EPA, NPS

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

General Location Map

Figure 4-1

DRAWN BY: M.B.
CHK'D BY: D.K
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_4-1.aprx Revised: 2023-01-18 By: jbester

4-2

TECHNICAL REPORT – TLC Property, Nevada, USA

460,000
470,000
480,000
490,000
500,000
4,240,000
4,230,000
4,220,000
4,210,000
4,200,000
89
2602 m
Tonopah Lithium Claims Property
BIG SMOKEY VALLEY
NYE
ESMERALDA
LIME MOUNTAIN
SAN ANTONIO MOUNTAINS
THUNDER MOUNTAIN
95
Tonopah
Tonopah Airport
RALSTON VALLEY
LONE MOUNTAIN
2776 m
Paymaster Canyon Rd
GENERAL THOMAS HILLS
2362 m
N
0
3.5
7
Kilometers
0
2.13
4.25
Miles
Scale 1:269,280
(At original document size of 8.5x11)

Legend

- City
- Tonopah Lithium Claims Property
- County

Notes
1. Coordinate System: NAD 1983 UTM Zone 11N
2. Data Source: basemap - National Geographic World Map: National Geographic, Esri, Garmin, HERE, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, increment P Corp.

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Property Location Map

Figure 4-2

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

4-3

TECHNICAL REPORT – TLC Property, Nevada, USA

1,445,000
1,450,000
1,455,000
1,460,000
1,465,000
1,470,000
1,475,000
20,945,000
20,940,000
20,935,000
20,930,000
20,925,000
20,920,000
20,915,000
4N 41E
3N 41E
4N 42E
3N 42E
Meters
0
830
1,660
Feet
0
2,375
4,750
Scale 1:57,000
(At original document size of 8.5x11)

Legend

- 1% Royality Claims
- Lode Claims
- Tonopah Lithium Claims Boundary
- Sections
- Township and Range

Notes

1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: American Lithium Corp. basemap National Geographic World Map: National Geographic, Esri, Garmin, HERE, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, increment P Corp.

Stantec AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Mineral Claims Map

Figure 4-3

DRAWN BY: J.K. CHK'D BY: D.K. DATE: 23/01/18	Project Location: T3-4N R41-42E, Nevada Client: American Lithium Corp. Project: 233001584

4-4

TECHNICAL REPORT – TLC Property, Nevada, USA

4.3	Option Agreements, Royalties and Encumbrances

American Lithium – Nevada Alaska Option and Royalty Agreement

American Lithium signed an agreement titled “Purchase/Royalty Agreement” with an Effective Date of August 13, 2018, with Nevada Alaska Mining Company, Inc. (Nevada Alaska), whereby American Lithium may earn an undivided 100% interest in the Property, subject to a Royalty. In this agreement “the Company” refers to American Lithium, while the “Royalty Holder” refers to Nevada Alaska. The agreement mandates a one-mile Area of Interest (AOI) around the Nevada Alaska 75 lode mining claims (shown as gray on Figure 4-3), which encompass 1,550 acres (627 hectares). Any claims acquired by either party within the one mile AOI become part of this agreement.

The August 13, 2018, Purchase/Royalty Agreement was revised on the April 23, 2020, in an agreement titled “Amended and Restated Purchase/Royalty Agreement” where a (2.5%) royalty was in place with a 1.5% buyback option that was agreed upon for two payments of US$50,000 and the issuance of 250,000 shares of American Lithium stock to Nevada Alaska, in addition to keeping claims up to date. On July 9, 2020 the buyback option was exercised for the payment of US$150,000 (the “Buyback Payment”) and 843,750 common shares of the Purchaser (the “Buyback Shares”), pursuant to the terms of the agreement.

The current terms of the April 23, 2020, Purchase/Royalty/Bonus Agreement are listed below after the Royalty Buyback agreement commenced on July 9, 2020.

•	“If the Company commences production of Products that are mined from the Property, the Company grants and shall pay the Royalty Holder a Royalty equal to one percent (1.0%) of the gross proceeds from sales (the “Gross Proceeds”) of all Products, computed as herein provided and less Allowable Deductions. No Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company’s exploration or development work on the Property. The Royalty Holder acknowledges and agrees that any decision to commence, pursue, suspend, or cease mining of the Property is solely a matter for the Company.”

4-5

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1
Summary of Claims on Property

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
RJWH 1	NV105771500	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 2	NV105771501	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 3	NV105771502	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 4	NV105771503	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 5	NV105771504	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 6	NV105771505	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 7	NV105771506	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 8	NV105771507	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 9	NV105771508	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 10	NV105771509	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 11	NV105771510	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 12	NV105771511	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 13	NV105771512	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 14	NV105771513	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 15	NV105771514	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 16	NV105771515	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 17	NV105771516	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
RJWH 18	NV105771517	5/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
TLC 10	NV101818163	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 11	NV101818164	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 12	NV101818165	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 13	NV101818166	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 14	NV101818167	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 15	NV101818168	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 16	NV101818169	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 17	NV101818170	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 18	NV101818171	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 19	NV101704412	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 20	NV101704413	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 21	NV101704414	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 22	NV101704415	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 23	NV101704416	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 24	NV101704417	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 25	NV101704418	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 26	NV101704419	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 27	NV101704420	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 28	NV101704421	11/2/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 29	NV101818172	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE

4-6

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLC 30	NV101818173	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 31	NV101818174	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 32	NV101818175	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 33	NV101819021	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 48	NV101819022	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 49	NV101819023	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 50	NV101819024	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 51	NV101819025	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 52	NV101819026	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 53	NV101819027	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 54	NV101819028	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 55	NV101819029	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 56	NV101819030	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 57	NV101819031	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 58	NV101819032	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 59	NV101819033	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 60	NV101819034	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 61	NV101819035	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 62	NV101819036	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 63	NV101819037	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 64	NV101819038	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 65	NV101819039	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 66	NV101819040	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 67	NV101819864	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 68	NV101819865	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 69	NV101819866	3/8/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 310	NV101819867	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 311	NV101819868	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 312	NV101819869	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 313	NV101819870	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 314	NV101819871	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 315	NV101819872	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 316	NV101819873	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 317	NV101819874	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 318	NV101590664	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 319	NV101590665	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 320	NV101590666	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 321	NV101590667	3/6/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 322	NV101703325	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE

4-7

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLC 323	NV101703326	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 324	NV101703327	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 325	NV101703328	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 326	NV101703329	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 327	NV101704407	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 328	NV101704408	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 329	NV101704409	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 330	NV101704410	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 331	NV101704411	11/1/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 332	NV101590672	3/9/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 333	NV101590673	3/9/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 334	NV101591464	3/9/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 335	NV101591465	3/9/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 336	NV101591466	3/9/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 367	NV101590668	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 368	NV101590670	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 369	NV101590671	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 370	NV101704422	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 371	NV101704423	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 372	NV101704424	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 373	NV101560065	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 374	NV101560066	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 375	NV101560067	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 376	NV101560068	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 377	NV101560069	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 378	NV101560070	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 379	NV101560071	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 380	NV101560072	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 381	NV101560073	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 382	NV101560074	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 383	NV101560075	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 384	NV101560076	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 385	NV101560077	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 386	NV101560078	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 387	NV101560079	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 388	NV101560080	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 389	NV101705476	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 390	NV101705477	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 391	NV101705478	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE

4-8

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLC 392	NV101591467	3/10/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 393	NV101591468	3/10/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 415	NV101591469	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 416	NV101591470	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 417	NV105263051	7/1/2021	1074654 NEVADA LTD	9/1/2023	ACTIVE
TLC 418	NV101704425	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 419	NV101704426	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 420	NV101704427	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 421	NV101560081	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 422	NV101560082	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 423	NV101560083	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 424	NV101560084	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 425	NV101711264	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 426	NV101711265	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 427	NV101711266	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 428	NV101711267	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 429	NV101711268	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 430	NV101711269	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 431	NV101711270	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 432	NV101711271	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 433	NV101711272	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 434	NV101711273	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 435	NV101711274	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 436	NV101711275	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 437	NV101705479	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 438	NV101706493	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 439	NV101706494	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 440	NV101591474	3/10/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 441	NV101592264	3/10/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 470	NV101591471	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 471	NV101591472	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 472	NV101591473	3/24/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 1001	NV101592405	3/23/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 1003	NV101593238	3/23/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 1005	NV101593239	3/23/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 469	NV101705470	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 470	NV101705471	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 471	NV101705472	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 518	NV101705473	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE

4-9

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLC 519	NV101705474	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 520	NV101705475	9/24/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 472	NV101711276	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 473	NV101711277	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 474	NV101711278	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 475	NV101711279	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 476	NV101711280	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 477	NV101711281	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 478	NV101711282	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 479	NV101711283	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 480	NV101711284	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 481	NV101712429	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 482	NV101712430	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 483	NV101712431	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 484	NV101712432	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 485	NV101712433	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 486	NV101712434	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 487	NV101712435	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 488	NV101712436	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 489	NV101706495	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 490	NV101706496	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 491	NV101592265	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 492	NV101592266	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 526	NV101712442	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 527	NV101712443	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 528	NV101712444	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 529	NV101712445	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 530	NV101712446	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 531	NV101712447	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 532	NV101712448	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 533	NV101712449	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 534	NV101713491	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 535	NV101713492	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 536	NV101713493	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 537	NV101713494	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 538	NV101706497	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 539	NV101706498	9/25/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 540	NV101592267	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 541	NV101592268	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE

4-10

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLC 575	NV101713495	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 576	NV101713496	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 577	NV101713497	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 578	NV101713498	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 579	NV101713499	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 580	NV101713500	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 581	NV101713501	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 582	NV101713502	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 583	NV101713503	6/27/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 584	NV101592269	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 585	NV101592270	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 586	NV101592271	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 587	NV101592401	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 588	NV101592402	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 589	NV101592403	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 590	NV101592404	3/11/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 521	NV101712437	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 522	NV101712438	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 523	NV101712439	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 524	NV101712440	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 525	NV101712441	6/26/2018	1074654 NV LTD	9/1/2023	ACTIVE
TLC 97	NV101557302	7/18/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 92	NV101557303	7/18/2019	1074654 NEVADA CORP	9/1/2023	ACTIVE
TLC 1006	NV105263053	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1007	NV105263054	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1008	NV105263055	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1009	NV105263056	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1010	NV105263057	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1011	NV105263058	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1012	NV105263059	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1013	NV105263060	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1014	NV105263061	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1015	NV105263062	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1016	NV105263063	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1017	NV105263064	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1018	NV105263065	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1019	NV105263066	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1020	NV105263067	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1021	NV105263068	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE

4-11

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLC 1022	NV105263069	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1023	NV105263070	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1024	NV105263071	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1025	NV105263072	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1026	NV105263073	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1027	NV105263074	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1028	NV105263075	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1029	NV105263076	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1030	NV105263077	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1031	NV105263078	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1032	NV105263079	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1033	NV105263080	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1034	NV105263081	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1035	NV105263082	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1036	NV105263083	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLC 1037	NV105263084	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLCN 1	NV101875412	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 2	NV101875413	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 3	NV101875414	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 4	NV101875415	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 5	NV101875416	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 6	NV101875417	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 7	NV101875418	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 8	NV101875419	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 9	NV101875420	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 10	NV101875421	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 11	NV101875422	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 12	NV101875423	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 93	NV101876255	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 94	NV101876256	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 95	NV101876257	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 96	NV101876258	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 97	NV101876259	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 98	NV101876260	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 99	NV101876261	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 100	NV101876262	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 13	NV101875424	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 14	NV101875425	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 101	NV101876263	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE

4-12

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLCN 102	NV101876264	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 43	NV101875426	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 44	NV101875427	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 45	NV101875428	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 46	NV101875429	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 47	NV101876249	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 48	NV101876250	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 49	NV101876251	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 50	NV101876252	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 51	NV101876253	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 52	NV101876254	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 143	NV101876265	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 144	NV101876266	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 145	NV105263052	7/1/2021	1074654 NV LTD	9/1/2023	ACTIVE
TLCN 146	NV101876267	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 147	NV101876268	3/14/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 208	NV101876269	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1097	NV101877084	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1098	NV101877085	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1099	NV101877086	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1100	NV101877087	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1101	NV101877088	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1102	NV101877089	3/13/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1091	NV101877078	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1092	NV101877079	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1093	NV101877080	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1094	NV101877081	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1095	NV101877082	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN 1096	NV101877083	3/15/2020	ESOTERIC CONSULTING LTD	9/1/2023	ACTIVE
TLCN-15	NV105230772	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 16	NV105230773	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 17	NV105230774	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 18	NV105230775	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 19	NV105230776	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 20	NV105230777	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 21	NV105230778	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 22	NV105230779	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 23	NV105230780	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 24	NV105230781	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE

4-13

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLCN 25	NV105230782	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 26	NV105230783	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 27	NV105230784	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 28	NV105230785	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 29	NV105230786	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 30	NV105230787	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 31	NV105230788	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 32	NV105230789	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 33	NV105230790	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 34	NV105230791	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 53	NV105230800	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 54	NV105230801	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 55	NV105230802	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 56	NV105230803	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 57	NV105230804	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 58	NV105230805	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 59	NV105230806	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLNC 60	NV105230807	3/22/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 61	NV105230808	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 62	NV105230809	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 63	NV105230810	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 64	NV105230811	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 65	NV105230812	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 66	NV105230813	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 67	NV105230814	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 68	NV105230815	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 69	NV105230816	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 70	NV105230817	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 71	NV105230818	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 72	NV105230819	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 103	NV105230840	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 104	NV105230841	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 105	NV105230842	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 106	NV105230843	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 107	NV105230844	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 108	NV105230845	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 109	NV105230846	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 110	NV105230847	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 111	NV105230848	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE

4-14

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLCN 112	NV105230849	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 113	NV105230850	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 114	NV105230851	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 115	NV105230852	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 116	NV105230853	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 117	NV105230854	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 118	NV105230855	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 119	NV105230856	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 120	NV105230857	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 121	NV105230858	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 122	NV105230859	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 148	NV105230880	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 149	NV105230881	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 150	NV105230882	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 151	NV105230883	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 152	NV105230884	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 153	NV105230885	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 154	NV105230886	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 155	NV105230887	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 156	NV105230888	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 157	NV105230889	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 158	NV105230890	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 159	NV105230891	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 160	NV105230892	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 161	NV105230893	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 162	NV105230894	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 163	NV105230895	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 164	NV105230896	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 165	NV105230897	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 166	NV105230898	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 187	NV105230919	3/22/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 188	NV105230920	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 189	NV105230921	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 190	NV105230922	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 191	NV105230923	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 192	NV105230924	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 193	NV105230925	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 194	NV105230926	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 205	NV105230937	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE

4-15

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLCN 210	NV105230938	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 212	NV105230939	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 214	NV105230940	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 216	NV105230941	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 218	NV105230942	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 220	NV105230943	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 222	NV105230944	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 224	NV105230945	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 226	NV105230946	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 228	NV105230947	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 35	NV105230792	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 36	NV105230793	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 37	NV105230794	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 38	NV105230795	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 39	NV105230796	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 40	NV105230797	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 41	NV105230798	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 42	NV105230799	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 73	NV105230820	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 74	NV105230821	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 75	NV105230822	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 76	NV105230823	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 77	NV105230824	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 78	NV105230825	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 79	NV105230826	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 80	NV105230827	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 81	NV105230828	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 82	NV105230829	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 83	NV105230830	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 84	NV105230831	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 85	NV105230832	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 86	NV105230833	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 87	NV105230834	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 88	NV105230835	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 89	NV105230836	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 90	NV105230837	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 91	NV105230838	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 92	NV105230839	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 123	NV105230860	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE

4-16

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLCN 124	NV105230861	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 125	NV105230862	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 126	NV105230863	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 127	NV105230864	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 128	NV105230865	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 129	NV105230866	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 130	NV105230867	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 131	NV105230868	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 132	NV105230869	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 133	NV105230870	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 134	NV105230871	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 135	NV105230872	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 136	NV105230873	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 137	NV105230874	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 138	NV105230875	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 139	NV105230876	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 140	NV105230877	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 141	NV105230878	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 142	NV105230879	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 167	NV105230899	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 168	NV105230900	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 169	NV105230901	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 170	NV105230902	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 171	NV105230903	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 172	NV105230904	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 173	NV105230905	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 174	NV105230906	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 175	NV105230907	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 176	NV105230908	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 177	NV105230909	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 178	NV105230910	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 179	NV105230911	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 180	NV105230912	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 181	NV105230913	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 182	NV105230914	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 183	NV105230915	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 184	NV105230916	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 185	NV105230917	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 186	NV105230918	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE

4-17

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
TLCN 195	NV105230927	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 196	NV105230928	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 197	NV105230929	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 198	NV105230930	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 199	NV105230931	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 200	NV105230932	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 201	NV105230933	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 202	NV105230934	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 203	NV105230935	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 204	NV105230936	2/28/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 229	NV105230948	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 230	NV105230949	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 231	NV105230950	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 232	NV105230951	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 233	NV105230952	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 234	NV105230953	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 235	NV105230954	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 236	NV105230955	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 237	NV105230956	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 238	NV105230957	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 239	NV105230958	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
TLCN 240	NV105230959	2/27/2021	BIG SMOKY HOLDINGS INC	9/1/2023	ACTIVE
JWH-1	NV105237340	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-2	NV105237341	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-3	NV105237342	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-4	NV105237343	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-5	NV105237344	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-6	NV105237345	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-7	NV105237346	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-8	NV105237347	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-9	NV105237348	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-10	NV105237349	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-11	NV105237350	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-12	NV105237351	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-13	NV105237352	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-14	NV105237353	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-15	NV105237354	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-16	NV105237355	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-17	NV105237356	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE

4-18

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
JWH-18	NV105237357	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-19	NV105237358	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-20	NV105237359	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-21	NV105237360	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-22	NV105237361	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-23	NV105237362	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-24	NV105237363	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-25	NV105237364	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-26	NV105237365	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-27	NV105237366	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-28	NV105237367	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-29	NV105237368	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-30	NV105237369	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-31	NV105237370	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-32	NV105237371	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-33	NV105237372	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-34	NV105237373	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-35	NV105237374	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-36	NV105237375	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-59	NV105237398	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-60	NV105237399	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-61	NV105237400	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-62	NV105237401	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-63	NV105237402	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-64	NV105237403	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-65	NV105237404	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-66	NV105237405	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-77	NV105237416	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-78	NV105237417	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-79	NV105237418	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-80	NV105237419	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-81	NV105237420	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-82	NV105237421	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-83	NV105237422	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-84	NV105237423	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-85	NV105237424	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-86	NV105237425	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-87	NV105237426	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-88	NV105237427	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE

4-19

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
JWH-89	NV105237428	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-90	NV105237429	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-91	NV105237430	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-92	NV105237431	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-93	NV105237432	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-94	NV105237433	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-95	NV105237434	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-96	NV105237435	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-97	NV105237436	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-98	NV105237437	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-99	NV105237438	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-100	NV105237439	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-101	NV105237440	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-102	NV105237441	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-103	NV105237442	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-104	NV105237443	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-105	NV105237444	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-106	NV105237445	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-107	NV105237446	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-108	NV105237447	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-109	NV105237448	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-110	NV105237449	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-111	NV105237450	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-112	NV105237451	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JWH-113	NV105237452	5/1/2021	1301420 NEVADA CORPORATION	9/1/2023	ACTIVE
JCM 9	NV105263093	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 10	NV105263094	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 11	NV105263095	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 12	NV105263096	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 13	NV105263097	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 14	NV105263098	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 15	NV105263099	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 16	NV105263100	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 17	NV105263101	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 18	NV105263102	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 19	NV105263103	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 20	NV105263104	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 21	NV105263105	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 22	NV105263106	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE

4-20

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 4.1 (Cont’d)

Claim Name	Serial Number	Date of Location	Claimant Name (Owner)	Expiration Date	Status
JCM 23	NV105263107	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 24	NV105263108	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 25	NV105263109	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 26	NV105263110	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 27	NV105263111	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 28	NV105263112	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 29	NV105263113	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 30	NV105263114	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 31	NV105263115	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 32	NV105263116	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 33	NV105263117	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 34	NV105263118	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 35	NV105263119	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 36	NV105263120	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 37	NV105263121	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 39	NV105263122	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 41	NV105263123	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 43	NV105263124	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 45	NV105263125	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 1	NV105789949	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 2	NV105789950	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 3	NV105789951	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 4	NV105789952	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 5	NV105789953	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 6	NV105789954	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 7	NV105789955	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 8	NV105789956	8/15/2022	TONOPAH LITHIUM CORP	9/1/2023	FILED
JCM 46	NV105263126	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 55	NV105263127	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE
JCM 56	NV105263128	9/3/2021	1074654 NV LTD	9/1/2023	ACTIVE

4-21

TECHNICAL REPORT – TLC Property, Nevada, USA

4.4	Permits, Surface Use and Royalties

American Lithium operated under an Exploration Plan of Operations (EPO) drilling permit with the Bureau of Land Management (BLM) to complete the 2022 drilling. The EPO was finalized December 2021 in accordance with BLM Surface Management Regulation 43 Code of Federal Regulations (CFR) 3809, as amended, under BLM case file number NVN-100125. A bond in the amount of $1,458,819 was placed and accepted by the BLM Nevada State Office (NVB002644) on January 11, 2022 for surface reclamation. The EPO permitted 1074654 Nevada Corp (Now Tonapah Lithium Corp) the allowable disturbance of up to 111.4 acres to conduct mineral exploration-related activities within the Project area. The total disturbance included acres associated with previous TLC Notice NVN-097429. The EPO requires annual updates in April and continued exploration is planned.

Should the project proceed to a notice level of operations (production) an updated Plan of Operations with all the construction and mining details will need to be agreed upon with BLM, likely requiring additional environmental studies and conditions. For operations at the production level, the State of Nevada requires royalty obligations based on a sliding-scale tax between 2% and 5% of profits.

4.5	Environmental Liabilities

An EA (#DOI-BLM-NV-BO20-2022-0003-EA) and a Finding of No Significant Impact (FONSI) were considered during the approval of the EPO. The BLM's approval of the EPO is subject to compliance with the operating, reclamation, and monitoring measures identified in the EPO, the performance standards set forth in 43 CFR 3809.420, and the Applicant-Committed Environmental Protection Measures (EPMs) as set forth in the EA and restated in the EPO’s Decision under Conditions of Approval.

A report is required annually in April by the BLM on Project activates and plans. All 2022 drill holes were sealed as per regulations prior to the drill rig moving off site and at present approximately 70% of all drill pads and sumps have been back filled and regraded beginning the reclamation process.

4.6	Other Significant Factors and Risks

The Authors is unaware of significant factors or risks that may materially restrict American Lithium from its right and ability to perform work on the Property.

4-22

TECHNICAL REPORT – TLC Property, Nevada, USA

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Property is approximately 6.2 miles (10 km) to the northwest of Tonopah, Nevada, and 81 miles (130 km) to the northeast of Bishop, California (Figures 4-1 and 5-1). The Property can be accessed from several different directions, but the most common access is from paved State Highway 89 (also called Gabbs Pole Line Road) via two dirt roads that travel into the project area. These dirt roads are approximately 4.2 miles (7 km) (Radar Road) and 6.4 miles (10.3 km) to the north of junction State Highway 89 and United States Highway US 95 (US 6). This junction occurs 2.5 miles (4 km) west of the town on Tonopah. State Highway 89 continues north toward the Crescent Dunes Picnic Area and Crescent Dunes solar project. There are several dirt roads offering good four-wheel drive and ATV access throughout the Property. A good four-wheel drive is recommended as many of the dirt roads have deep sand sections.

5.2	Climate

The town of Tonopah, Nevada, is located 1,840 m (6,036.7 ft) above mean sea level (amsl) and the project area ranges from 5,180 to 5,880 ft amsl (Climate-Data.org, 2020, para. 1). The Köppen-Geiger Climate Classification system designates this area as BWk: B – arid; W – desert; and k – cold arid, thus making the Tonopah area effectively a cold high desert area (Climate Change & Infectious Diseases, 2019; Weatherbase, 2020, para. 2).

July is the warmest month in the Tonopah region, with an average temperature of 21.6°C, (70.89oF) while the coldest month of the year is January, with an average temperature of -1.3°C (29.66oF). August has the highest average precipitation, with 18 mm (0.7 inches), and December has the lowest at 7 mm (0.27 inches) (Climate-Data.org, 2020, paras. 3-5). April is the windiest month with average winds as high as 9 miles per hour. (Weatherspark, 1993).

Recent climate data can be collected at the Quima Peak (Western Regional Climate Center [WRCC] 2020) Remote Automatic Weather Station (RAWS) and Desert Research Institute. (BLM, 2021)

5.3	Local Resources and infrastructure

The town of Tonopah is approximately 6.2 miles (10 km) southeast of the Property. A range of services are available, such as: hotel accommodation, schools, restaurants, fuel, tourism, and general shopping. Mount Grant General Hospital, located in Hawthorn, Nevada, is the closest hospital, and is located approximately 105.6 miles (170 km) from Tonopah. There is a history of mining and exploration in the Tonopah area, and as such, skilled labour and equipment is available in the area, as well as throughout Nevada.

5-1

TECHNICAL REPORT – TLC Property, Nevada, USA

Tonopah is located on highways US 95 and US 6. US 95 connects Reno, Nevada, from Interstate 80, to Las Vegas, Nevada, on Interstate 15. Highway US 6 runs east/west to the regional airfield which can accommodate east/west air transportation. (Tonopah, Nevada, 2020, para. 3).

Tonopah is equidistant between two international airports: McCarran International Airport, located in Las Vegas, Nevada, and Reno International Airport, located in Reno, Nevada. Both centers have major car and truck rental options available, as well as any necessary amenities.

Infrastructure is available in the general area of the Property. Power is available along the west side of US 95, which runs northwest to southeast, approximately 4.9 miles (8 km) to the southwest of the Property, or from a powerline that runs past the Crescent Dunes solar plant approximately 7.4 miles (12 km) to the northwest of the Property along the Gabbs Pole Line Road. Cell service is available through much of the Project area with most cell providers.

Union Pacific Railroad, which ships commodities such as non-metallic minerals, has two main lines that run through Nevada. One in the northern part of the state, with stops at Reno, Flanigan, Winnemucca, Elko, and Wells, linking central California with Salt Lake City, Utah. The other runs through Las Vegas, in the southern part of the state, and connects Los Angeles/Long Beach, CA with Salt Lake City, Utah, and onwards to the Union Pacific transcontinental line and destinations east (Union Pacific, 2019, paras. 2, 4, and 6).

Local water supply options have not been thoroughly studied. Surface waters in the Project Area are ephemeral where the local topographic relief creates a network of dry creeks and washes. There are no intermittent or perennial streams and surface water is dependent on seasonal precipitation. Eleven springs were identified in the approximate five-mile radius of the Property. Some of the springs have water rights and are used for commercial, stock watering, or other uses. (BLM, 2021)

Groundwater was encountered during the 2022 drilling campaign at approximately 470 feet (Water Monitor well GW6 at Hole TLC-2205C) in the extreme eastern Property and at 580 feet (Hole TLC-2214) in the extreme west the Property.

5.4	Physiography

The Property is within the Basin and Range Region of western North America. The Property is on the flanks of the San Antonio Mountain Range grading into the Big Smoky Valley (a large basinal playa like complex). The claim blocks slopes gently to the west with the upper portion lying at an elevation of approximately 5,905 ft (1,800 m) amsl, and the lower portions in the vicinity of the Gabbs Pole Line Road being approximately 4,839 ft (1,475 m) amsl. The topography can best be characterized as gentle pediment incised by anastomosing drainages. The Property has typical desert vegetation with sagebrush and greasewood with occasional grasses in the spring months of wetter years.

5-2

TECHNICAL REPORT – TLC Property, Nevada, USA

Cresent Dunes Solar Project
Cresent Dunes
NV-89
4N 41E
4N 42E
4N 43E
5N 43E
Radar Rd
3N 41E
3N 42E
3N 43E
NYE CO
ESMERALDA CO
6
95
Tonopah
2N 41E
2N 42E
2N 43E
1440000
1450000
1460000
1470000
1480000
1490000
20950000
20940000
20930000
20920000
20910000
20900000
0
830
1,660
Meters
0
4,000
8,000
Feet
Scale 1:96,000
(At original document size of 8.5x11)

Legend

- City
- Other Road
- State Highway
- US Highway
- Tonopah Lithium Claims Boundary
- Township and Range
- County Line

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Infrastructure Map

Figure 5-1

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 2023/ Jan/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

Notes
1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: nv_roads, U.S. Geological Survey; basemap: National Geographic, Esri

5-3

TECHNICAL REPORT – TLC Property, Nevada, USA

6	HISTORY

A summary of historical work completed on the TLC Property has been compiled through discussions with American Lithium, and prior technical reports published by Stantec (Turner, 2021; Loveday, 2021). The following is a list of exploration activity organized in chronological order.

6.1	Exploration

Prior to 2017

There is limited information on property activity and ownership prior to 2017. There is some evidence that indicates claims may have been held briefly in the middle area of the property in the 1960s and 1970s, and again in 2006. There are no records of work being completed on the claims during these periods. In the northern area of the Property, records from Nye County Recorder plat maps show that the only previous claims on the Property was a claim block from the early 1980s that was termed the “Ant” claims (Turner, 2021).

2017 to 2018

In 2017, Nevada Alaska completed reconnaissance sampling of outcrops from the Property area. All analyses were completed by ALS laboratories (ALS) in Reno, Nevada. To assess the optimal analytical method to use, three duplicate samples were analyzed by two different analytical methods; standard Aqua Regia (ME-ICP41), and 4 acid digestion followed by ICP (ME-ICP61). The results from the two analytical methods were remarkably similar with the results from ME-ICP 41 averaging 1,346 ppm Li, while the results from ME-ICP 61 averaged 1,296 ppm Li. It was determined that there was greater consistency with respect to the results from ME-ICP 41, and therefore this was the method selected for sample testing. Samples were tested in three batches with results shown below:

•	February 2017: Ten samples were analyzed that ranged in concentrations from 50 to 1,810 ppm Li with an average of 695 ppm Li;

•	Early March 2017: Thirty-four samples were analyzed that ranged in concentrations from 220 to 1810 ppm Li with an average of 840 ppm Li; and

•	Late March 2017: Nine samples were analyzed that ranged in lithium concentrations from 120 to 950 ppm Li with an average of 501 ppm Li.

6-1

TECHNICAL REPORT – TLC Property, Nevada, USA

2018 to 2019

American Lithium completed a surface sampling program on the Property in the Fall of 2018 collecting a total of 24 rock samples. Samples were collected from either outcrop or float, labelled accordingly, logged with geological detail, GPS location recorded and lastly, delivered to an ISO 9001 and ISO/IEC 17025 certified commercial laboratory, ALS laboratories in Reno, Nevada for analyses. The analytical results from the sampling program ranged from 129.5 to 1,380 ppm Li, and the average grade of the samples taken was 656.5 ppm Li. The float samples ranged from 129.5 to 1,380 ppm Li, with a mean grade of 608.5 ppm, while the outcrop samples graded from 131 to 1,340 ppm Li, with a mean grade of 704.5 ppm.

In the fall of 2019, Jana Campbell Mineral Exploration completed a semi qualitative assessment in the northern area of the Property with a handheld instrument that implemented Laser Induced Breakdown Spectroscopy (LIBS) to explore for lithium. Following confirmation of lithium in the project area, two trenches were excavated by hand, logged, and sampled in November 2019. A total of 89 samples were collected from the trenches using a gas Hand Auger and each sample weighed approximately 1 to 2 pounds. Samples were analyzed by American Assay Laboratory (AAL) located in Sparks Nevada. Further details on the 2019 trenching program and analyses can be found in the 2021 Technical Report on the Crescent Dunes Lithium Property by Turner (Turner, 2021).

2019 to 2020

American Lithium completed a Diamond drill core and Reverse Circulation (RC) drilling campaign from February 2019-2020. The first campaign totaled 23 vertical holes; 18 RC holes and 5 core holes, and the campaign in the winter of 2020 completed an additional 6 vertical RC holes.

All drilling on the Property was completed by Harris Exploration Drilling and Associates (Harris) of San Diego, California. The 2019 drilling was completed using a 5 ½ inch (in) (13.5 cm) hammer bit and the 2020 drilling was completed using standard reverse circulation (RC) method. An American Lithium geologist was on site during the drilling and sampling operations and the water table was not encountered. All drilling completed was documented with location, depth, date, and hole type. The 2019-2020 campaign hole collar locations were recorded using a handheld GPS device and collar elevations were adjusted to closely match the elevations of US Geological survey open-source topography data received as raster digital data (1 arc-second resolution).

RC chip samples were transported daily by American Lithium geologists to the core logging facility in Tonopah, Nevada. At the rig, five-foot (5 ft) (1.52 m) intervals were collected as a single sample, assigned a unique sample number by drill hole and footage. Detail logging and LIBS analyses was completed from select material and chip trays. Once received at the warehouse, sample count and sequence were verified and logged. Core was boxed, labeled, and transported by the drilling crew daily to American Lithium’s core logging facility in Tonopah, Nevada. American Lithium personnel inventoried and logged the core at the facility and sample intervals were selected by geologic or alteration breaks, or by 5 ft (1.5 m) breaks. The core was also split whereby one half of the core was sent for analyses and the remaining half retained for archive.

6-2

TECHNICAL REPORT – TLC Property, Nevada, USA

American Lithium had a QA/QC program in place for both RC and core samples, and analyses was completed by an ISO 17025-2005 accredited lab, AAL located in Sparks, Nevada. A total insertion rate of QC samples was 12.8% which was divided as follows: 60% CRM; 20% blank; and 20% repeats. Rig duplicates were collected every 50 ft (15 m), nominally 10%, and used for a second laboratory comparison by similar analytical methods. In addition, an assessment of twinned RC holes relative to core holes was completed to compare the lithium concentrations by depth for the two styles of drilling. Further details on the sample handling, QA/QC and laboratory analyses methods can be found in the prior Technical Report (Loveday, 2021).

In 2020, the Stantec completed confirmation sampling on the Property. Samples were approximately 1-3 kg in weight, were sealed in a plastic bag in the field and then transported to Bureau Veritas Mineral Laboratories (Bureau Veritas) in Reno, Nevada. A total of twelve samples were analyzed by 4 acid digestion through ICP-ES/ICP-MS analyses, and two core samples were analyzed for specific gravity. Further details on the QA/QC and laboratory analyses methods can be found in the prior Technical Report (Loveday, 2021).

2021

Jana Campbell Mineral Exploration completed a surface mapping program during Summer 2021. The results of the mapping program can be found in the 2021 Technical Report on the Crescent Dunes Lithium Property by Turner (Turner, 2021).

6.2	Historical Estimates

Historic estimates of lithium have been reported from lithium clay deposits within the Property. Loveday (2021) reported the base case estimates shown in Table 6.1., effective April 15, 2020.

6-3

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 6.1
Historic Lithium Estimates – U.S. Customary Units

Cutoff Li (ppm)	Volume (Myd3)	Tons (Mst)	Li (ppm)	Million short tons (Mst)
				Li	Li2CO3	LiOH.H2O
Measured
400	523	749	932	0.70	3.72	4.24
Indicated
400	328	470	898	0.42	2.23	2.54
Measured plus Indicated
400	851	1,219	919	1.12	5.95	6.78
Inferred
400	279	400	912	0.36	1.92	2.18

•    CIM definitions are followed for classification of Mineral Resource.

•    Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)

•    Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio = 6.05

•    Totals may not represent the sum of the parts due to rounding.

The estimates presented in Table 6.1 were prepared from a 3D block model of the lithium clay deposit found near surface of the Property. The model was built using available surface mapping and the results from 24 reverse circulation (RC) holes and 5 diamond core holes, totaling 29 drill holes. Estimates were constrained to the southeast of the current footprint of the Property due to ownership being limited to this area at the time. The geologic model was built by separating the model area into five fault blocks and estimating lithium grades across fault boundaries using a grade trend surface and an inverse distance squared algorithm.

The estimates were reported from an economic pit shell using a base case cutoff grade of 400 ppm lithium. The cutoff grade calculation reflected the expected mining and processing costs as well as expected revenue generated from lithium to produce a battery-grade lithium carbonate product at the effective date of April 15, 2020. The author is of the opinion that the estimates were reasonable and reflected the available information and market conditions for lithium at the time.

The Authors has not done sufficient work to classify these historical estimates as current mineral resources and the issuer is not treating the historical estimate as current mineral resources.

6.3	Metallurgical Testing

Metallurgical testing undertaken in the Property and described in the previous technical report (Loveday, 2021) indicated that the lithium mineralized clay is responsive to direct acid leaching with no prior heat treatment.

6-4

TECHNICAL REPORT – TLC Property, Nevada, USA

Indicative agitated leach tests, which are a style of direct acid leach, showed that over 90% of the lithium can be extracted in less than 60 minutes using acid leaching only. Table 6.2 shows the results from an agitated leach test with measurements taken at 10, 20, and 30 minutes. All measurements reported lithium extractions of greater than 90%.

Table 6.2
Agitated Leach Test Results

Leach Time [minutes]	Lithium Extraction [%]
10	92
20	92
30	94

The results in Table 6.2 showed that no roasting/calcining of the mineralized material is required to efficiently extract the lithium for the ultimate production of a lithium hydroxide monohydrate or lithium carbonate product.

The test results have led to the development of a proposed processing flow sheet for a battery quality lithium hydroxide monohydrate product, which is simplified into the illustration shown in Figure 6-1.

6-5

TECHNICAL REPORT – TLC Property, Nevada, USA

Ore
Leaching
(pH 1)
$H_2SO_4 + H_2O$
Locked Cycle
Process
or $CaCO_3$
Neutralization
& Precipitation
(pH 7.9)
Fe, Al, Mn
Evaporation
Ca, Mg Crystallization
$NaOH$ or $Ca(OH)_2$
Magnesium
Precipitation
(pH 11-12)
$Mg(OH)_2$
($CaSO_4 * 2H_2O$)
Na_2CO_3
Calcium
Precipitation
(pH 11-12)
$CaCO_3$
NaOH
Causticization
Crystallization
$LiOH \cdot H_2O$

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Proposed Simplified Flow Sheet for Battery Quality Lithium Hydroxide Monohydrate Production

Figure 6-1

DRAWN BY: J.K.
CHK'D BY: D.L.
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

6-6

TECHNICAL REPORT – TLC Property, Nevada, USA

7	GEOLOGIC SETTING AND MINERALIZATION

7.1	Regional Geology

The Tonopah mining district lies to the east of a zone of disrupted structure, known as the Walker Lane tectonic belt, which separates the Sierra Nevada batholith from the Basin and Range province in the Great Basin of Nevada (Bonham and Garside, 1979). The Great Basin is a tectonic region west of the Rocky Mountains, that spans from southern Oregon to southern California and Arizona that underwent crustal extension and elevated thermal activity in the mid-Tertiary that developed the basin and range physiography. The ranges were comprised of fault-bounded mountain ranges that were dominantly composed of Proterozoic and Paleozoic sedimentary rocks, while the basins were filled with volcanic deposits and erosional detritus from the ranges.

The TLC Property is in the Tonopah mining district, which is centred around the town of Tonopah in Nye and Esmeralda Counties, Nevada. Within the mining district is the San Antonio Mountain range, a Tertiary aged complex that underwent intermittent volcanism between 35 m.y. and 10 m.y (Bonham and Garside, 1979). The TLC Property is directly to the west of this mountain range and has undergone several episodes of plutonic and volcanic activity. Plutonism in this area date to the Late Cretaceous, with intrusion of the Fraziers Well pluton and associated porphyry dykes (Bonham and Garside, 1979). These intrusions are shown as Kmi on Figure 7-1. Basin and Range faulting in the Tonopah area is estimated to have commenced approximately 16 to 17 m.y. ago, as indicated by the age of basinal deposits of the Siebert Formation, and the extrusion of olivine trachyandesite (Bonham and Garside, 1979). The Siebert Formation is composed of fluvatile and lacustrine epiclastic conglomerates, sandstone, siltstone, and lesser quantities of subaerially and subaqueously deposited tuffs (Bonham and Garside, 1979). Outcrops of the Siebert Formation are shown on Figure 7-1 as Ts3. North-trending faults in the area are estimated to be coeval with Basin and Range faulting (Bonham and Garside, 1979). There is evidence in the general areas of additional plutonism as the Siebert Formation is cut by intermediate (Ta2) to felsic plutons (Tr3) as shown on Figure 7-1.

7.2	Local Geology

The local geology of the Property, as it is currently known, is shown on Figure 7-2. Surface mapping conducted at the southern half of the Property and throughout most of the Property is generally a Quaternary-aged flat alluvial outwash plane. The outwash plane is interspersed with shallow washes draining towards the west. The shallow washes partially expose underlying fines-dominant sediments and lithic tuffs of the Miocene-age Siebert Formation. Exploration drilling on the Property shows the outwash plane surface alluvium to have an average thickness of 22 ft (6.7 m). Alluvium ranges from 3 to 157 ft, with the thicker alluvium in the north regions of the property. Bordering the Property along the east-central edge is a predominant rhyolite intrusion, other volcanics occur at the southeast, northeast, and northwest Property edges.

7-1

TECHNICAL REPORT – TLC Property, Nevada, USA

Geologic Units
Qal - Alluvium, undifferentiated
Qya - Younger alluvium
Tba - Andesite and basalt flows (Miocene and Oligocene)
Ts3 - Younger tuffaceous sedimentary rocks (Pilocene and Miocene)
Tr3 - Younger rhyolitic flows and shallow intrusive rocks (Miocene)
Ta2 - Intermediate andesite and intermediate flows and breccias (lower Miocene and Oligocene)
Tt2 - Intermediate silicic ash flow tuff (lower Miocene and Oligocene)
Tri - Rhyolitic intrusive rocks with aphanitic groundmass (Miocene to middle Eocene)
Kmi - Mafic phaneritic intrusive rocks (Cretaceous)
GChr - Golconda terrane - Limestone, basalt, chert, and volcaniclastic rocks (Mississippian)
OCtd - Shale, chert, phyllite, quartzite, and limestone (Ordovician to Cambrian)
Legend
Concealed/Inferred Fault
Known Fault
TLC Property Outline
Scale 1:72,000
(At original document size of 8.5x11)
Notes
1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: Geologic Map of Nevada. U.S. Geological Survey Data Series 249
Stantec
AMERICAN LITHIUM
TECHNICAL REPORT TLC PROPERTY
DRAWN BY: J.K.
CHK'D BY: D.L.
DATE: 2023/ Jan/ 18
Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

Regional Geology Map

Figure 7-1

7-2

TECHNICAL REPORT – TLC Property, Nevada, USA

Geologic Units
Qal - Alluvium, undifferentiated
Qya - Younger alluvium
Tba - Andesite and basalt flows (Miocene and Oligocene)
Ts3 - Younger tuffaceous sedimentary rocks (Pliocene and Miocene)
Tr3 - Younger rhyolitic flows and shallow intrusive rocks (Miocene)
Ta2 - Intermediate andesite and intermediate flows and breccias (lower Miocene and Oligocene)
Tt2 - Intermediate silicic ash flow tuff (lower Miocene and Oligocene)
Tri - Rhyolitic intrusive rocks with aphanitic groundmass (Miocene to middle Eocene)
Kmi - Mafic phaneritic intrusive rocks (Cretaceous)
GChr - Golconda terrane - Limestone, basalt, chert, and volcaniclastic rocks (Mississippian)
OCtd - Shale, chert, phyllite, quartzite, and limestone (Ordovician to Cambrian)
1,450,000
1,455,000
1,460,000
1,465,000
1,470,000
1,475,000
1,480,000
20,945,000
20,940,000
20,935,000
20,930,000
20,925,000
20,920,000
20,915,000
F1
F2
4N 41E
4N 42E
3N 41E
3N 42E
~75 ft
~300 ft
~250 ft
~10 ft
~100 ft
~200 ft
~400 ft
~500 ft
~300 ft
Meters
Feet
Scale 1:55,200
(At original document size of 8.5x11)

Legend

- - - USGS Concealed/Inferred Fault
— USGS Known Fault
⇄ Strike-Slip Fault
▭ Model Fault Block Regions
U Upthrown Block
D Downthrown Block
(~200 ft) Approximate Displacement

Drill Holes
- Core
- Reverse Circulation
- Sonic

TLC Mapped Units
- Tal - Older Alluvium
- Tcs - Claystone
- Tt - Lithic Tuff
- Sections
- Township and Range
- Tonopah Lithium Claims Property Boundary

Notes
1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: American Lithium Corp. basemap

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Local Geology

Figure 7-2

DRAWN BY: J.K.
CHK'D BY: D.K.
DATE: 2023/ Jan/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

7-3

TECHNICAL REPORT – TLC Property, Nevada, USA

The dominant lithology below the alluvial cap varies throughout the Property. Below the alluvial cap, lithology as observed from drill hole records, are finely laminated claystone beds with lenses of sandstone and conglomerate with occasional volcanic tuff and ash layers. Collectively, this mixed unit of lacustrine sedimentary beds and minor volcanics is referred to as claystone or “upper claystone”. Underlying the upper claystone are tuffaceous sandstones and conglomerates collectively referred to as the basal tuff marker beds, which are grouped with additional lower claystone units. The basal tuff marker beds are more pronounced in the east and southeast areas of the Property. New drilling to the west and northwest demonstrated a continuation of the alternating clays and tuffs with additional claystone below the basal tuff marker bed. These claystone’s below and including the basal tuff marker beds are collectively referred to as “lower claystone”. The lower claystone’s suggests a deepening of a paleo basin westward. Below the lower claystone (basal tuff marker bed and deeper claystone) drilling has intercepted both tuffaceous crystalline basement and limestone (referred to as basement).

Ten (10) significant regional fault blocks were interpreted from the exploration data on the Property. Blocks 1 through 5 (southern blocks) are at the south end of the property, 6 and 7 (central blocks) at the center, and 8 through 10 (northern blocks) at the north. Regional blocks are more complex (additional smaller structural faults and/or features exist) and further review and studies are needed to better define the Property. The stratigraphy is additionally complex with Tertiary volcanic intrusions and tuffs occurring simultaneously with clastic paleo basin deposition within a region of ongoing typical Basin and Range faulting.

The northern blocks are divided from the central blocks by a normal fault (F2) with possible east-west strike-slip displacement as shown in Figure 7-2. The northern blocks are further separated by two normal high angle (northeast-southwest trending) faults that envelope a central downthrown block (block 9) that is interpreted as a paleo sub basin with a thickening of clay deposits.

South of the F2 fault, the central and southern regional blocks are separated by sets of both north-south and east-west trending high angle faults. The central and southern blocks are divided east to west by a dominant north-south trending fault (F1) with an average displacement of approximately 500 ft (152.4 m) of displacement in the south. Here the F1 fault separates shallower higher grade (greater than 500 ppm Li) lithium claystone in the east from same high grade lithium claystone in the west.

Eastern blocks (central block 7 and southern block 2) have elevated lithium concentrations occurring in the surficial alluvial, underlying claystone (upper claystone), and the basal tuff conglomerate units (grouped with lower claystone’s for modeling purpose). Here lithium grades are highest and most consistent in the upper claystone beds. In the western blocks (central block 6 and south block 1) there are additional elevated lithium concentrations at depth in lower claystone. The southern block 3 is a horst type block of volcanics interpreted as containing no claystone. Southern block 5 contains a shallow basal tuff conglomerate and block 4 appears to be a down dropped graben.

7-4

TECHNICAL REPORT – TLC Property, Nevada, USA

The claystone and basal tuff conglomerate units are interpreted to be generally flat lying with a southwest dip. In surficial outcrops dips ranged from 29° southeast, 10° south, and 5° southwest with the variation interpreted as soft sediment deformation and local fault flexure. Figure 7-3 shows two generalized geological cross sections (A-A’ and B-B’) through the Property. Cross Section A-A’ is oriented looking northeast, and Cross Section B-B’ is oriented looking towards the north-northwest. The cross sections have a vertical exaggeration of 2:1.

Fault displacement on the property is estimated using bedding trends from available drill holes and displacement can vary up to hundreds of feet on the same fault plane for some. On Figure 7-2 the Property’s faults displacements are the estimated averages along the faults’ length. The northern interpreted graben (block 9) has an average displacement of approximately 300 ft (91.4 m) on the east and approximately 75 ft (22.9 m) on the west. The F2 fault dividing the north and central blocks has an average displacement of approximately 250 ft (76.2 m) where labelled in Figure 7-2. The F1 fault separating the central and southern block from east to west varies in displacement from only 10 ft (3.0 m) of displacement in the central block to approximately 500 ft (152.4 m) in the south. Other approximate relative displacements from high-angle faults enveloping fault blocks are labelled in Figure 7-2.

7.3	Mineralization

Elevated lithium concentrations occur in eastern regional blocks on the property in the surface alluvial, underlying claystone (upper claystone), and basal tuff unit. Elevated lithium concentrations also occur within deeper clay units (lower claystone) in the western blocks 1 and 6 and northern block 9. The highest and most consistent lithium grades occur in the upper claystone beds that are located east of the F1 fault. Samples taken from the claystone at similar depths located west of the F1 Fault contain significantly less lithium (less than 400 ppm). East of the F1 fault, the lithium concentration is highest in a zone of about 150 ft (45.7 m) above the basal tuff; the lithium concentration tends to decrease higher in the sequence to the base of the alluvium.

The overall footprint of mineralized clays, with lithium concentrations greater than 500 ppm, is 7,500 acres (3,035 hectares) extending from just below surface weathering to a depth of approximately 1,000 ft (304.8 m) below surface.

7-5

TECHNICAL REPORT – TLC Property, Nevada, USA

A
A'
2 Miles
Vertical Exaggeration of 2:1
B
B'
1 Miles
Vertical Exaggeration of 2:1
A
A'
B
B'
Feet
Legend
Cross Section Model View Geology
Alluvium
Upper Claystone (claystone and minor tuff layers)
Lower Claystone (basal tuff marker bed and claystone)
Basement (tuffaceous crystalline basement and limestone)
Volcanic Rock
Fault Line
Relative Movement
Cross Section Line
Tonopah Lithium Claims Property Boundary
Drill Holes
Core
Reverse Circulation
Sonic
Plan View Geology
Alluvium
Tuffaceous sedimentary rocks
Andesite and basalt flows
Rhyolitic flows and intrusives
Intermediate andesite, flows and breccias
Ash flow tuff
Rhyolitic intrusion
Stantec
AMERICAN LITHIUM
TECHNICAL REPORT TLC PROPERTY
Structural Cross Sections
Figure 7-3
DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/01/18
Client: American Lithium Corp.

7-6

TECHNICAL REPORT – TLC Property, Nevada, USA

8	DEPOSIT TYPES

Lithium deposits are hosted in pegmatites, continental brines, and clays. Where observed, elevated lithium concentrations in clay deposits occur in hydrologically closed basins that contain silicic volcanic rocks. These deposits are commonly ash-rich, lacustrine rocks that contain swelling clays (Asher-Bolinder, 1991). Common accessory rocks include volcanic flows and detritus, alluvial-fan and -flat and lacustrine rocks (Asher-Bolinder, 1991).

The USGS presented a descriptive model of lithium In smectites of closed basins in the 2011 Open File 11A. This model, identified as Model 25l.3(T) in the publication, proposed three forms of genesis for clay lithium deposits: the alteration of volcanic glass to lithium-rich smectite; precipitation from lacustrine waters; and incorporation of lithium into existing smectites. In each case, the depositional/diagenetic model is characterized by abundant magnesium, silicic volcanics, and an arid environment (Asher-Bolinder, 1991).

Recent publications on the relationship between lacustrine sediments and brines in the Clayton Valley area by Coffey et al (2022) indicate the release of lithium in source rock clays within sedimentary basin fill bulk sediments upon hydration and increasing temperatures at depth. The experimental findings also indicate an increase in lithium concentrations within the bulk sediments with increasing depth. A 3-D schematic of the lithostratigraphic units that generally constitute the closed sedimentary basin of Clayton Valley is shown in Figure 8-1 (Coffey et al., 2022). Lithium enrichment within the subsurface sediments is hypothesized to occur through ionic exchange and ion adsorption under water-rock interactions.

Typical mineralized body dimensions for this deposit type are proposed to be up to several meters in thickness and to extend laterally by a few kilometers. The structural setting, host lithologies, and mineralization observed on the TLC Property is similar to the lithium in smectite clay model proposed by Asher-Bolinder (1991).

8-1

TECHNICAL REPORT – TLC Property, Nevada, USA

Paymaster Ridge South
N
Angel Island
Main Ash Unit
High K
Clastic and Salt Unit
Main Ash Unit
Lower Clastic Unit
Low K
Clastic and Ash Unit
Upper Clastic Unit
Lithic Tuff
Gravel Units
High K
Undifferentiated Fractured Bedrock
Salar Surface Features
Re-solution crust
Playa lake
Halite Polygons
Well
Hydrology
Evaporation
Surface water flow
Sub-surface water flow
Water table

Source: Coffey et al., 2022

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Clayton Valley Lithostratigraphic 3-D Schematic

Figure 8-1

DRAWN BY: J.K. CHK'D BY: M.K. DATE: 23/01/13	Project Location: T3-4N R41-42E, Nevada Client: American Lithium Corp. Project: 233001564

8-2

TECHNICAL REPORT – TLC Property, Nevada, USA

9	EXPLORATION

The exploration and data that has occurred since the previous Technical Report (Loveday, 2021) is described in this section. Prior exploration is summarized in Section 6.

In 2020 a sonic drilling campaign completed 7 holes between November 1, 2020 and December 18, 2020. Five (5) holes were drilled central to the property and the remaining 2 were twins of older holes. The 2020 sonic holes were drilled by Boart Longyear using a 7” diameter sonic tool. In 2021 a reverse circulation (RC) drilling campaign of 6 holes was undertaken on the north end of the property between October 26, 2021 and December 2, 2021. The 2021 RC holes were drilled by Harris Exploration Drilling and Associates (Harris) of San Diego, California using a T-685 Schramm rig completing 5.5” diameter holes using standard RC methods.

In 2022 there were 29 RC holes, 10 diamond core holes, and 1 sonic core hole completed between January 8, 2022 and June 26, 2022. Additional holes to those listed above were completed in 2022 but not all information was available at the time of the effective date of this Technical Report. The 2022 RC holes were drilled by Harris, diamond core holes by First Drilling LLC of Montrose, Colorado using a LF-100 rig coring at either PQ3 (3.3” (122.6mm)) or HQ (2.5” (63.5 mm) diameter. The sonic core hole was drilled by Q&D Construction of Sparks, Nevada using a 6” diameter tool.

During the drilling campaign an American Lithium geologist oversaw the drilling and sampling operations. In 2022 some drill holes encountered groundwater in the deeper western RC holes and sonic holes where water was assumed to perched. Four (4) piezometers were being installed late in 2022 and the hydrogeologic details are not yet available.

In November 2021 Pioneer Exploration Consultants Ltd. (Pioneer) completed an airborne magnetic survey using an Unmanned Aerial Vehicle (UAV) over the TLC claims at the request of American Lithium. The details of the magnetic survey were recorded in an American Lithium UAV Aeromagnetic Survey Logistics Report (Pioneer, 2021). Three Levelled and Microlevelled Drone Magnetic Survey maps were generated from this report: Total Magnetic Intensity (TMI-RTP) in nT units, First Vertical Derivative (1VD) in nT/m units, and Analytical Signal (AS) in nT/m units. The magnetic survey covered only the southern half of the property and was not utilized for the purpose of resource estimation in this Technical Report.

9-1

TECHNICAL REPORT – TLC Property, Nevada, USA

10	DRILLING

A combination of reverse circulation (RC), sonic core, and diamond core holes have been drilled on the TLC Property. Drilling began in 2019 and is planned to continue in the next few years. The previous technical report (Loveday, 2021) drillhole database included holes from the 2019 and 2020 winter drilling campaigns and consisted of 24 RC holes and 5 core holes totaling 29 drill holes. For this Technical Report update, an additional 53 drill holes were completed for a total of 82 drill holes used to define the mineral resource estimate as outlined in Section 14.

The additional 53 drill holes considered for this technical report includes the following: 7 sonic core drill holes during the 2020 summer campaign, 6 RC drill holes during the 2021 drilling campaign, and during the 2022 campaign: 1 sonic core, ten (10) diamond core, and twenty-nine (29) RC drill holes. Table 10.1 shows the list of drill hole locations used within the model with their details on year, depth, and type.

Data for the added 53 drillholes were provided as individual files for both lithology and laboratory assays by American Lithium staff. Lithology was received by either Excel or .dat files exported from Rock Ware Inc. software. The assay data was provided by excel spreadsheets often accompanied by the original laboratory PDF certificates. Information on sample depths and QA/QC samples were acquired from a combination of the files mentioned above and follow up communications with American Lithium staff. Stantec complied the individual data files into a an Excel and MinePlan software (v16.0.4) Torque database for insertion into a MinePlan geologic model.

In Table 10.1 lists the drill hole collar locations in Nevada State Plane Central Zone NAD83 coordinates. Hole locations are shown on Figure 10-1. The initial drill hole collar information was recorded using a handheld GPS device and collar elevations in UTM NAD83 or NAD27 meters. In Table 10.1 the hole original hole locations have been converted to State Plane NAD83 using either ESRI GIS or Expert GPS software. Elevations were adjusted to match the elevations of US Geological survey open-source topography data received as raster digital data (1 arc-second (10 meter) resolution). All holes are vertical.

10-1

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 10.1
TLC Property Drilling

Hole Name	Year	Report	Easting (X) NAD83 SP Central	Northing (Y) NAD83 SP Central	Elevation (ft)	Total Depth (ft)	Hole Type	Azimuth and Dip
** Used in Loveday (2021) Technical Report Model * Additional drilling
C1901	2019	**	1464408.474	20924110.99	5601.0	393	Core	0 / -90
C1917	2019	**	1462501.784	20926891.11	5540.7	408	Core	0 / -90
C1919	2019	**	1461758.623	20922837.24	5503.5	248	Core	0 / -90
C1920	2019	**	1464355.666	20926769.58	5614.0	343	Core	0 / -90
C1921	2019	**	1466849.019	20926504.63	5699.1	208	Core	0 / -90
R1901	2019	**	1464388.744	20924101.21	5601.0	345	RC	0 / -90
R1902	2019	**	1465233.08	20923428.65	5630.0	300	RC	0 / -90
R1903	2019	**	1466160.377	20923008.51	5669.9	340	RC	0 / -90
R1904	2019	**	1465670.961	20921983	5640.4	300	RC	0 / -90
R1905	2019	**	1464492.681	20921970.82	5589.1	300	RC	0 / -90
R1906	2019	**	1466796.23	20921857.52	5692.0	300	RC	0 / -90
R1907	2019	**	1465011.542	20921141.9	5626.0	300	RC	0 / -90
R1908	2019	**	1466545.409	20920555.48	5680.2	300	RC	0 / -90
R1909	2019	**	1465386.69	20920507.12	5644.3	255	RC	0 / -90
R1910	2019	**	1463391.622	20922440.83	5552.1	300	RC	0 / -90
R1911	2019	**	1463399.204	20921810.66	5544.9	300	RC	0 / -90
R1912	2019	**	1463445.319	20923684.5	5567.8	320	RC	0 / -90
R1913	2019	**	1465217.846	20924669.3	5638.3	300	RC	0 / -90
R1914	2019	**	1466069.639	20925158.54	5681.3	300	RC	0 / -90
R1915	2019	**	1466993.524	20925617.98	5707.8	300	RC	0 / -90
R1916	2019	**	1463716.6	20925199.81	5589.7	340	RC	0 / -90
R1917	2019	**	1462511.625	20926891.08	5541.2	440	RC	0 / -90
R1918	2019	**	1462563.926	20923175.68	5532.6	300	RC	0 / -90
R2001	2020	**	1459125.693	20921711.13	5401.5	400	RC	0 / -90
R2002	2020	**	1461429.281	20928916.67	5493.4	400	RC	0 / -90
R2003	2020	**	1463094.029	20929133.86	5536.6	400	RC	0 / -90
R2004	2020	**	1467757.51	20924505.91	5723.9	295	RC	0 / -90
R2005	2020	**	1459827.607	20924330.92	5448.8	455	RC	0 / -90
R2006	2020	**	1461422.781	20928936.39	5491.7	115	RC	0 / -90
S20S1	2020	*	1456384.801	20934379.6	5314.9	247	Sonic	0 / -90
S20S2	2020	*	1458022.806	20934462.35	5343.3	307	Sonic	0 / -90
S20S3	2020	*	1458577.613	20933183.95	5395.5	526	Sonic	0 / -90
S20S4	2020	*	1459582.087	20931249.26	5420.5	400	Sonic	0 / -90
S20S5	2020	*	1460806.099	20929831.33	5482.7	267	Sonic	0 / -90
S20S6	2020	*	1464372.375	20924115.06	5601.1	393	Sonic	0 / -90
S20S7	2020	*	1462534.605	20923165.52	5531.0	300	Sonic	0 / -90
R2101	2021	*	1466961.193	20947283.92	5851.2	540	RC	0 / -90

10-2

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 10.1 (Cont’d)

Hole Name	Year	Report	Easting (X) NAD83 SP Central	Northing (Y) NAD83 SP Central	Elevation (ft)	Total Depth (ft)	Hole Type	Azimuth and Dip
R2102	2021	*	1465262.189	20945380.31	5752.5	700	RC	0 / -90
R2103	2021	*	1465118.535	20944029.5	5719.9	600	RC	0 / -90
R2104	2021	*	1463111.389	20942464.9	5589.1	410	RC	0 / -90
R2105	2021	*	1462576.017	20941213.21	5617.0	800	RC	0 / -90
R2106	2021	*	1460083.344	20940998.38	5548.8	855	RC	0 / -90
C2201	2022	*	1466628.946	20924091.52	5680.7	301	Core	0 / -90
C2202	2022	*	1467577.74	20923183.34	5727.0	260	Core	0 / -90
C2203	2022	*	1468175.648	20922080.1	5747.4	261	Core	0 / -90
C2204	2022	*	1465473.232	20926277.81	5653.3	350	Core	0 / -90
C2205	2022	*	1466840.245	20927572.55	5690.6	342	Core	0 / -90
C2206	2022	*	1465466.746	20927567.69	5638.9	351	Core	0 / -90
C2208	2022	*	1460688.686	20922477.26	5467.6	647	Core	0 / -90
C2209	2022	*	1460698.966	20925438.01	5484.4	300	Core	0 / -90
C2210	2022	*	1461874.52	20926052.09	5530.0	350	Core	0 / -90
C2211	2022	*	1464213.237	20928823.42	5577.0	500	Core	0 / -90
R2201	2022	*	1455845.02	20936542.8	5293.3	700	RC	0 / -90
R2202	2022	*	1456892.321	20938910.24	5389.9	955	RC	0 / -90
R2203	2022	*	1454567.273	20936355.77	5258.0	540	RC	0 / -90
R2204	2022	*	1466546.756	20920569.96	5681.0	540	RC	0 / -90
R2205	2022	*	1470180.18	20925929.8	5834.7	400	RC	0 / -90
R2206	2022	*	1470711.173	20924200.33	5863.6	300	RC	0 / -90
R2207	2022	*	1471284.114	20922408.33	5895.0	300	RC	0 / -90
R2208	2022	*	1471785.936	20920772.3	5899.4	580	RC	0 / -90
R2209	2022	*	1472102.027	20919546.39	5867.0	600	RC	0 / -90
R2210	2022	*	1469693.733	20918975.4	5771.6	540	RC	0 / -90
R2211	2022	*	1467728.145	20918920.32	5717.1	400	RC	0 / -90
R2212	2022	*	1459048.002	20931848.29	5423.8	1000	RC	0 / -90
R2213	2022	*	1460043.384	20922011.13	5445.4	725	RC	0 / -90
R2214	2022	*	1452758.37	20923883.27	5210.8	635	RC	0 / -90
R2215	2022	*	1456726.364	20921330.58	5338.0	980	RC	0 / -90
R2216	2022	*	1465473.034	20928789.03	5620.5	440	RC	0 / -90
R2217	2022	*	1456217.707	20918718.35	5336.4	975	RC	0 / -90
R2218	2022	*	1463885.861	20919252.81	5586.0	500	RC	0 / -90
R2219	2022	*	1452966.403	20919031.23	5256.7	955	RC	0 / -90
R2220	2022	*	1459999.14	20919253.68	5451.5	700	RC	0 / -90
R2221	2022	*	1456796.718	20923696.38	5330.8	645	RC	0 / -90
R2222	2022	*	1457266.01	20925411.61	5361.9	600	RC	0 / -90
R2223	2022	*	1457117.724	20926804.44	5359.3	700	RC	0 / -90
R2224	2022	*	1459622.347	20927903.11	5441.0	780	RC	0 / -90

10-3

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 10.1 (Cont’d)

Hole Name	Year	Report	Easting (X) NAD83 SP Central	Northing (Y) NAD83 SP Central	Elevation (ft)	Total Depth (ft)	Hole Type	Azimuth and Dip
R2225	2022	*	1460301.014	20920514.53	5465.8	680	RC	0 / -90
R2226	2022	*	1461274.989	20919256.37	5493.4	1000	RC	0 / -90
R2227	2022	*	1462621.165	20919282.69	5537.5	600	RC	0 / -90
R2228	2022	*	1459180.762	20919022.16	5426.6	720	RC	0 / -90
R2229	2022	*	1461302.324	20920543.47	5500.7	940	RC	0 / -90
S2201	2022	*	1461136.643	20929521.03	5483.8	320	Sonic	0 / -90

10-4

TECHNICAL REPORT – TLC Property, Nevada, USA

1,450,000
1,455,000
1,460,000
1,465,000
1,470,000
1,475,000
20,945,000
20,940,000
20,935,000
20,930,000
20,925,000
20,920,000
20,915,000
N
4N 41E
4N 42E
3N 41E
3N 42E
NYE
ESMERALDA
Radar Rd
Rhyolite Peak
R2101
R2102
R2103
R2104
R2105
R2106
R2202
R2201
R2203
S2051
S2052
S2053
R2212
S2054
S2055
S2201
R2003
R2216
C2211
R2002
R2006
R2224
C2206
C2205
C1917
R1917
C1920
C1921
R2223
C2210
C2204
R1915
R2205
R2222
C2209
R1916
R1914
R2004
R2005
C1901
R1901
S2056
R1913
R2206
C2201
R2214
R2221
R1918
S2057
R1912
R1903
C2202
C1919
R1902
C2208
R1910
R1905
R2207
R1906
C2203
R2213
R1911
R1904
R2215
R2001
R1907
R2208
R1908
R2225
R2229
R2204
R1909
R2209
R2220
R2219
R2217
R2228
R2226
R2227
R2218
R2211
R2210
0
910
1,820
Meters
0
4,500
Feet
Scale 1:54,000
(At original document size of 8.5x11)

Legend

- Road
- Tonopah Lithium Claims Property

Drill Holes

- Sonic
- Core
- Reverse Circulation

Notes
1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: American Lithium Corp. basemap World Topographic Map: Bureau of Land Management, Esri, HERE, Garmin, INCREMENT P, USGS, METI/NASA, EPA, USDA

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Drill Holes Location Map

Figure 10-1

DRAWN BY: J.K. CHK'D BY: D.K. DATE: 2023/ Jan/ 18	Project Location: T3-4N R41-42E, Nevada Client: American Lithium Corp. Project: 233001584

C:\Data\TLC\gis cad\ArcPro\Fig 10-1 Drilling.aprx Revised: 2023-01-18 By: jkesler

10-5

TECHNICAL REPORT – TLC Property, Nevada, USA

Drilling was completed by the operators discussed in Section 9 and TLC geologists completed logging and sampling activities. Field drilling, logging, and sampling actives are described below. Further sampling details are discussed in Section 11.

Reverse Circulation Drilling and Field Sampling

RC drilling was performed with hammer-bit drilling and dual tube recovery system using injected drill fluids to maintain drill cutting flow to the surface, without contact with drill hole walls. All RC cuttings and fluids were passed through a cyclone equipped with an adjustable rotary splitter. This splitter produced one outlet for the sample with the remaining drill fluids and cuttings discharged to the drill sump. The drillers and/or samplers monitor the standard five-foot (1.5 m) sample run length including cutting surface lag and drill hole volume. Other parameters monitored and logged by the drill sampler include penetration rates, hole conditions, and fluid color. Rig lubricants were specified to exclude Li-bearing material.

Samples are collected in a numbered sturdy cloth bag stabilized in a bucket below the splitter sample outlet and are set and removed by the rig sampler as directed by the geologist and driller. Five-foot (5 ft) (1.52 meter) intervals are collected as a single sample, assigned a number by drill hole and footage, for example “TLC1901-220-225”. A 2-3 kg sample volume was maintained. A rig duplicate sample, marked with the suffix “D,” is collected every 50 ft. A 2mm wash screen is placed in the splitter discharge and retrieved with each sample. For each hole, chip trays with compartments assigned with consecutive 5-foot intervals are filled with screen washed chips and labeled with footages onsite by the drill sampler or American Lithium geologist.

Diamond Core Drilling

Drill core was boxed at the drill rig and footages labeled by the drillers. Footage blocks are also inserted within boxes between the approximate 5-foot (5 ft) runs for further reference. Am American Lithium geologist monitored field processes early in the drill campaign and when onsite. Boxed core was retrieved and transported from the drill rig by American Lithium personnel and occasionally by the drillers to the TLC storage facility in Tonopah, Nevada for further QC and logging.

Sonic Drilling

Sonic core samples arrive at the surface via plastic sheathing in approximate 3 ft lengths with footage labeled by the driller. The bags are then split length wise and laid down in a row for logging by the American Lithium geologist. After logging the continuous samples were placed in a numbered sturdy cloth bag and later samples are chosen for analysis. Extra samples were either staged onsite or transported to the TLC storage facility.

10-6

TECHNICAL REPORT – TLC Property, Nevada, USA

11	SAMPLE PREPARATION, ANALYSES & SECURITY

11.1	Sampling Method and Approach

The drill samples were transported daily by the American Lithium geologist to the TLC storage facility (TLC facility) in Tonopah, Nevada where all final sample preparations were completed. This facility is east of town in a fenced, secured yard with a tall and 800 sq ft warehouse. All samples were either transported by American Lithium personnel to the laboratories in Reno, Nevada or picked up by laboratory personnel. No independent couriers were involved and sample submittal forms were generated with the lab deliveries. Specifics on the separate drill type samples are discussed below. Blank samples and certified reference material (CRM) standards are either stored at the facility or securely off-site. After analysis, extra samples including core, pulps, RC chips, and rejects were returned and archived at the TLC facility or a second secured storage facility in Tonopah.

Reverse Circulation Samples

Once onsite bagged samples were sealed, they are committed to analyses, with no splitting, logging, or examination allowed. The daily samples, once at the facility, were verified for sample count and sequence, logged in binders, and reviewed against the drill sampler’s paper records. QA/QC samples including CRM standards, blank material, or sample duplicates were inserted about every tenth sample. RC chips are stored at the storage facilities for further detail logging as needed.

Diamond Drill Core Samples

Once the labeled drill core boxes arrive at the TLC facility, an American Lithium geologist cross checks and inventories the received boxes and footages. After box numbering is checked, core is first rinsed if needed, photographed, then measured for recovery and footages, and assessed for RQD properties.

Geologic logging is performed by American Lithium geologists in a mix of natural and artificial light. Lithology, color, grain size, hardness, and texture are recorded, and sedimentary structures, bedding details, sorting, and grading are described when present. This data is recorded on paper log forms and later entered into Rockware software by the geologist.

Sample intervals are assigned by the geologist after logging, based on either geologic breaks or approximate 5 ft (1.52m) lengths. Unique drill hole sample numbers are assigned with consecutive numbers. Consecutive numbers allow for the insertion of QA/QC materials throughout the drill hole sample stream, and all sample numbers are recorded. Core is given a brief examination with short wave UV light at this time, and color and intensity of any fluorescence is noted in the log.

11-1

TECHNICAL REPORT – TLC Property, Nevada, USA

After core is logged, samples are split on site by sawing longitudinally with a diamond saw utilizing fresh water supply. One half of the core is placed in numbered sturdy cloth bags and the other half retained in the core box and stored for future reference or metallurgical sampling.

Quality assurance (QA) material was inserted approximately every tenth sample for an effective 10% insertion rate. Coarse prep blank material, duplicate samples, and CRM standards are used about equally. Coarse blanks provide a test on both sample preparation and analysis, and are composed of crushed cinder blocks, manufactured in Reno from quarried rhyolite. CRM standards are purchased from Moment Exploration Geochemistry (MEG) of Spring Creek, Nevada. Two CRM standards are used: Li.10.11 and Li.10.15. These are both quantified natural claystone from Clayton Valley, not synthetic material. Duplicate samples are cut as quarter-core from the assigned interval and submitted in the sample stream.

Sonic Samples

Sonic samples were collected after sonic core was logged at the drill site. Sample were labeled consecutively with QA/QC inserts located at either 20-foot or 50-foot intervals. Duplicates were not generated for the sonic samples. Both blanks and CRM Standard were inserted at 8% of total samples.

11.2	Laboratory Analyses

Two laboratories were used for the 2020 summer and 2022 drilling campaigns, American Assay Laboratory (AAL) and Paragon Geochemical (Paragon). Both laboratories submitted certified PDFs and electronic data deliverables (edd’s) of sample test results to American Lithium after completion.

AAL of 1500 Glendale Ave, Sparks, Nevada, is an ISO 17025 accredited, Nevada Division of Environmental Protection (NDEP) approved lab, and is independent of the issuer. AAL conducts in house quality control with suitable blanks, CRM standards and duplicates. At the laboratory samples were crushed by fine crushing of dried sample to 90% passing 2 mm (0.07 in) (method FC-90), pulverize 1 kg (2.2 pounds) split to 85% passing 75 micron (method PV-1) and a 0.5 g (.017 oz) subsample under goes a 5 acid (HNO3, HF, hClO4,HCl and H3BO3) digestion and analyzed for 48 elements by Inductively Coupled Plasma -Optical Emission Spectroscopy and Mass Spectrometry (ICP-OES+ICP-MS; method ICP5AM48).

Paragon laboratory of 1555 Industrial Way Sparks, Nevada is an ISO/IEC17025 certified commercial laboratory with over 50 years of experience analyzing geological material and is independent of the issuer. Paragon conducts in house quality control with suitable blanks, CRM standards and duplicates. The analytical procedure used a 48-element suite; 0.25g Multi-Acid dig/ICP-MS with similar preparations as describe above.

11-2

TECHNICAL REPORT – TLC Property, Nevada, USA

Stantec entered the primary analysis test results into a MinePlan software Torque database to be used to build the geologic model and resource estimate described in Section 14. No analyses were performed on five sonic holes (S20S1, S20S2, S20S5, S20S6, S20S7) and RC hole R2006. Analysis for hole R2219 was received after geologic modeling was completed though assay results from this hole were assessed as part of an overall QA/QC check.

11.3	Quality Control

The MinePlan Torque database primary assay for the new drill holes were generated directly from cut and paste insertion of lab edds and then footages appended from drilling records. This database was then given to American Lithium for review and again reviewed by the Qualified person with a 10% audit for lithology entries and a 20% audit for assays. The QA/QC database i.e. blanks, duplicates and CRM’s, were similarly developed and reviewed. The QA/QC database consist of 5,560 samples from 53 additional drill holes completed since the prior Technical Report (Loveday, 2021) and 543 associated QA/QC samples.

Sample submittal forms were used as chain of custody (COC) documentation upon lab deliveries at each lab. Additional relevant security included emails that were generated from AAL that provided a more detail list of each sample received once they were confirmed, checked in and logged into their system. For Paragon one COC was available for review which included four drill holes.

The QA/QC database included an insertion rate of 9.8% QA/QC samples divided as follows: 3.5% CRM standards; 3.4% blanks; and 2.9% duplicates. RC rig duplicates were collected every 50 ft (15 m), nominally 10%, with many swapped for a CRM standard or blank. For core samples a QA/QC sample was inserted every 10th sample and for sonic samples QA/QC samples were inserted at 8% semi-randomly and did not include duplicates.

CRM standards used for QA/QC were purchased from Minerals Exploration and Environmental Geochemistry, Inc (MEG), of Reno, Nevada. CRM’s include standard references for analytical accuracy confirmation and are made up of MEG-Li.10.11 (field label SRM1) and MEG-Li.10.15 (field label SRM2) and MEG-BLANK.14.03. On receipt of standards and blanks they are generally noted for their specified values and confidence range. A statistical 95% confidence range (approximately 2 standard deviations) is used for CRM standards. Lithium concentrations less than 50 ppm is acceptable for blank samples. Repeat samples (duplicates) were considered best within 10% of the original value but acceptable if root mean squared analysis (R2) is above 0.95.

Blanks and Duplicates

For the additional 53 drill holes American Lithium assayed 186 blanks and all where below 50 ppm, with one exception at 54.2 ppm and 77% of the blank samples were at or below 15 ppm. The blank lithium assay results are displayed in Figure 11-1 and arranged in order of date. A color strip in Figure 11-1 denotes which laboratory the analysis was conducted. One item of note is samples run between 96-157 as shown in Figure 11-1 (May 12, 2022-August 1, 2022) did not show any detectable lithium which is in contrast with the rest of the sample stream that detected some, though very small quantities of lithium. This same sample range is noted again within the CRM standards results described below.

11-3

TECHNICAL REPORT – TLC Property, Nevada, USA

Duplicate analysis showed positive repeatability, with a R2 value of 0.9856 on 161 duplicate pairs as shown in Figure 11-2. Ninety percent (90%) of all duplicates were within 20% of the original assay result, and 71% were within 10% of the original assay result.

CRM Standards

Table 11.1 displays the CRM standards used for the sample stream. There are three acceptable target grades published for the two CRM’s arranged by date from oldest to most recent at the bottom of Table 11.1. The Qualified Person is of the opinion that the CRM standards ranges used in the prior technical report (Loveday, 2021), dated May 1, 2017 in Table 11.1, are most reasonable given the large differences in ranges between more recently published standards as shown in Table 11.1. All three sets of these ranges are plotted with the CRM standards QA/QC data on Figures 11.3 and 11.4 for reference.

Table 11.1
Vendor Certified Reference Material Ranges

Standard	Lithium Low 2SD (ppm)	Lithium Mean (ppm)	Lithium High 2SD (ppm)	Reference Li/Br CRM
SRM1 (MEG10.11)	630	720	810	MEG May 1, 2017
SRM2 (MEG10.15)	1,304	1,600	1,870	MEG May 1, 2017
SRM1 (MEG10.11)	448	744	1,040	MEG Aug 31, 2022
SRM2 (MEG10.15)	929	1,579	2,229	MEG Aug 31, 2022
SRM1 (MEG10.11)	665.1	723.1	781.1	MEG Sept 1, 2022
SRM2 (MEG10.15)	1396.8	1606.4	1816.0	MEG Sept 1, 2022

11-4

TECHNICAL REPORT – TLC Property, Nevada, USA

TLC Li Blanks (ppm)
Li (ppm)
55
50
45
40
35
30
25
20
15
10
5
0
1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 116 121 126 131 136 141 146 151 156 161 166 171 176 181 186
Sample

Samples are ordered by date analyzed.

Legend

- Sample Value
- Analysis performed at American Assay Laboratory
- Analysis performed at Paragon Geochemical

Li Lithium

ppm parts per million

Stantec AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

TLC QA/QC
Lithium Blanks (ppm)

Figure 11-1

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/ 01/ 18

Project Location: T3–4N R41–42E, Nevada
Client: American Lithium Corp.
Project: 233001584

11-5

TECHNICAL REPORT – TLC Property, Nevada, USA

TLC Duplicates Li Scatter Plot
3000.0
2500.0
2000.0
1500.0
1000.0
500.0
0.0
Li Duplicate (ppm)
0.0
500.0
1000.0
1500.0
2000.0
2500.0
3000.0
Li Parent Sample (ppm)
R² = 0.9856

Legend

- Sample Value
- Trend Line
- Li — Lithium
- ppm — parts per million

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

TLC QA/QC
Lithium Duplicates (ppm)

Figure 11-2

DRAWN BY: J.K. CHK'D BY: D.K. DATE: 23/ 06/ 16	Project Location: T3-4N R41-42E, Nevada Client: American Lithium Corp. Project: 233001584

11-6

TECHNICAL REPORT – TLC Property, Nevada, USA

The CRMs inserted at the AAL laboratory showed good adherence to CRM Standard ranges of Table 11.1 for both the MEG-Li.10.11 and MEG-Li.10.15 Standards. At AAL Lab, of the 50 samples run for MEG-Li.10.11 all but three were within tolerance and of the 43 samples run for MEG-Li.10.15 all were within tolerance with two on the 95 % confidence limit line. At Paragon labs the CRMs inserted did not show consistent adherence to reference ranges, specifically during the second sample batch. The time frame of sampling for Paragon lab is shown on figures 11.4 and 11.5 and discussed below.

Paragons first batch of sampling was processed from March through April, 2022. The March sample (drill hole S2201) does adhere well to both standards as shown in figure 11.4 and 11.5. Samples in April (which include drill holes R2207 through R2213) show some outliers, but most fall within two standard deviations of the target CRM grade.

The second batch of Paragon labs samples processed from May through August, 2022. Results were reasonable for both standards at the start and end of this period,. However, as shown in figure 11.4 and 11.5, significant outliers can be observed in CRM results between June and early August 2022 (which includes drill holes R2218 through R2224 and C2201 through C2206). CRM from hole C2204 was analyzed toward the end of August also had an outlier spike in the MEG-Li.10.15 standard as shown in Figure 11-4.

Further investigation is required to pinpoint this QA/QC deviation. The drillholes analyzed at Paragon during this timeframe should be flagged and further investigation conducted to validate the results. The blank standard also showed inconsistencies in their results during the same period as discussed above.

11.4	Adequacy of Laboratory Procedures and Sample Security

It is the opinion of the Qualified Person, following an audit of QA/QC assay data, that the exploration data is adequate for the basis for building a geologic model and estimation of lithium resources. However, drill hole samples analyzed at Paragon lab between the dates of June through August 2022 should be retested and or other investigations conducted to verify their results.

11-7

TECHNICAL REPORT – TLC Property, Nevada, USA

Standard MEG-Li.10.11
Li (ppm)
0
200
400
600
800
1000
1200
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 105
Sample

Samples are ordered by date analyzed.

Legend

- Sample Value
- Analysis performed at American Assay Laboratory
- Analysis performed at Paragon Geochemical
- Li — Lithium
- ppm — parts per million

Standard MEG-Li.10.11

- 723.1 ppm Standard Value
- +/- 2 Standard Deviations of Standard
- 720 ppm Standard
- +/- 2 Standard Deviations of Standard
- 744 ppm Standard
- +/- 2 Standard Deviations of Standard

Stantec AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

TLC QA/QC
Standard MEG-Li.10.11

Figure 11-3

DRAWN BY: J.K.
CHK'D BY: D.K.
DATE: 23/01/18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001084

11-8

TECHNICAL REPORT – TLC Property, Nevada, USA

Standard MEG-Li.10.15
2500
2300
2100
1900
1700
1500
1300
1100
900
700
500
Li (ppm)
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
Sample

Samples are ordered by date analyzed.

Legend

●—	Sample Value
green line	Analysis performed at American Assay Laboratory
cyan line	Analysis performed at Paragon Geochemical
Li	Lithium
ppm	parts per million

Standard MEG-Li.10.15

——	1606.4 ppm Standard Value
- - -	+/- 2 Standard Deviations of Standard
——	1580 ppm Standard
- - -	+/- 2 Standard Deviations of Standard
——	1579 ppm Standard
- - -	+/- 2 Standard Deviations of Standard

Stantec AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

TLC QA/QC
Standard MEG-Li.10.15

Figure 11-4

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/01/18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

11-9

TECHNICAL REPORT – TLC Property, Nevada, USA

12	DATA VERIFICATION

An audit of the 53 additional drill holes since the prior Technical Report (Loveday, 2021) has been completed by the Authors and Qualified Persons. Only lithium analyses were reviewed in detail during the QA/QC.

12.1	Property Inspection 2021 and 2022

The goals of the site investigation were to verify drill hole sample practices, lithologic breaks in core and RC chips samples, and verify drill hole locations.

12.1.1	Property Investigation, Sample and Documentation Review

While on-site, the Authors conducted general geological inspection of the TLC Property, including a review of the surface formations, downhole lithologies and rock types, historical diggings, and drill collar locations. The Authors reviewed the TLC storage faculties and field data collection procedures on going at the time. At the storage facilities the TLC core boxes and RC chip trays were found to be well labeled and organized by footage. The Authors were accompanied by American Lithium representatives. Figures 12-1 and 12-2 display information and photographs from the two sites visits discussed below.

An initial property investigation was completed by Qualified Person Derek Loveday on December 16th and 17th, 2021 which included a visit to the sample storage facilities and the verification of a few drill hole locations and assay grades. The Property visit was limited due to poor weather conditions. Mr. Loveday was able to verify select high- and low-grade intervals using American Lithium’s portable LIBS tool for drill holes R2104 and R2106.

A second site visit was completed Qualified Person Joan Kester on July 20th and 21st, 2022. For the second visit the property was easily accessible by 4x4 via both paved and dirt roads. Active drilling was ongoing during the field visit and at the recently completed sites the sumps were being evaporated before backfilling and BLM reclamation efforts. Where outcrops were available surficial structural features were documented. At the warehouse facility active core drilling and logging was ongoing. Several sets of core boxes were awaiting detailed logging and were all well organized and labeled. While at site drill hole C2211 was actively being logged. Field documents for QA/QC insertion was reviewed for C2206, C2209 (samples in process of being split for analysis), and C2211. C2208 samples were being made ready for laboratory delivery.

Ms. Kester was able to photograph and review several available core, RC and sonic chips. Select RC, core and sonic holes (S20S5, R1901, R2105, R2201, R2204, R2211, R2218, C1917, and C2211) were reviewed for accurate lithologic reporting and completeness. Samples were chosen to represent a wide spatial location across the Property. Chip observations against original geologists’ descriptions and assay certificates indicated no material discrepancies or concerns.

12-1

TECHNICAL REPORT – TLC Property, Nevada, USA

12.1.2	Drill Hole Location Validation

The site inspection confirmed that drill hole collars provided by American Lithium staff were accurate and verified by using both real time ArcGIS Field Maps software, a hand-held Garmin GPSmap 62S GPS and a Trimble GeoXT 6000 series GPS. Recent drill hole locations visited all had visible drill hole marker tags, and at older sites in reclamations there was clear evidence of drilling activity.

During the site investigation of the Property, the Qualified Persons located at least one drill collar from all the new drilling campaigns (Sonic 2020, RC 2021, and 2202 Sonic, Core, and RC). The tracks from the first field visit (blue) and locations from the second field visit (yellow) is shown in Figure 12-1. Some the drill hole pads visited include: S20S5, S2201, R2101, R2102, R2201, R2203, R2207, R2212, R2217, and C2206.

12.1.3	Data Validation Limitations

The Qualified Persons did not complete the following:

•	Laboratory inspections of AAL and Paragon labs were not completed by the Qualified Person.

•	The Qualified Person did not independently witness sample collection and methodology at the drill pads.

12.2	Opinion of the Independent Qualified Person

In the Qualified Person’s opinion, that the field procedures, sample preparation and log documentation, security, and analytical methods meet industry standards. The quality of the warehouse organization and in process documentation are adequate. The Qualified Person is confident that the samples and associated laboratory datasets, with the exceptions noted in Section 11, used in this Technical Report are accurate.

12-2

TECHNICAL REPORT – TLC Property, Nevada, USA

Drill Pad and Outcrop with Bedding Along Road Near R2215
Drill Tag at R2101
Drill Tag at C2206
2206 C
Outcrop Beds in Old Uranium Pits Near R2217
4N 41E
3N 41E
4N 42E
3N 42E
Meters
Feet

In Blue: December 2021 GPS field tracks

In Yellow: July 2022 GPS drill sites and other areas visited

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Site Visit GPS Locations and Photographs

Figure 12-1

DRAWN BY: J.K. CHK'D BY: M.K. DATE: 23/ 01/ 18	Project Location: T3-4N R41-42E, Nevada Client: American Lithium Corp. Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\12_1_field.aprx

12-3

TECHNICAL REPORT – TLC Property, Nevada, USA

Facility Warehouse December 2021

R2201 RC Chips

PROJECT: TLC
HOLE NO.: TLC-2211C BOX NO.: 52
FROM: 272 TO: 278

Core Box C2211 272-278 feet

C2211038

QA/QC Tracking Sheet
and Sample Bag Labeling

Splitter Location
Note the Log Sheet at Splitters Right

439 ppm
468 ppm

RC2104 LIBs Screening

Core Hole C2208
Samples Ready for Shipment

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Site Visit Photographs

Figure 12-2

DRAWN BY: J.K.
CHK'D BY: M.K.
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\12_2_field.aprx

12-4

TECHNICAL REPORT – TLC Property, Nevada, USA

13	MINERAL PROCESSING AND METALLURGICAL TESTING

Additional composite bulk samples have been taken from drill cores and RC chip samples since the prior technical report (Loveday, 2021). These are outlined below:

•	A composite bulk sample from core hole C1917 was sent to McClellan laboratories. Three samples (4462, 4548, 4560) were collected between a depth interval of 155 ft (47.2 m) to 335 ft (102.1 m) and had a combined head grade of 1,330 ppm Li.

•	A single composite RC sample (1020) was collected from select intervals from holes R2002, R2003, R1910, R1914, R1913, R1902, R1903, R1904, R1908, R1911, R1912, R1915, R1916, and R1917 and sent to Hazen Research Inc. where a head grade of 1,210 ppm Li was measured.

•	Composite core samples (sample S6) from sonic hole 20S6 were sent to ANSTO laboratories in Australia where a head grade of 1,172 ppm was measured.

•	An entire hole composite sample (sample S7) from hole S20S7, a twin of hole R1918, was sent to McClelland laboratories where a head grade of 968 ppm Li was measured.

The metallurgical testing program is managed by DRA Global Limited (DRA), an independent engineering company to American Lithium and Stantec. The results and associated interpretation of the metallurgical testing is still in progress and will be released in a Preliminary Economic Assessment (PEA) Report that is to follow this Technical Report. Table 13. 2 is a list of metallurgical tests currently being assessed by DRA.

Table 13.2
In Progress Metallurgical Testing

Laboratory	Tests performed
Caltest Analytical Laboratory	Water analysis
Lawrence Berkely National Laboratory	Clay Analysis
McClelland Laboratories	Roasting
Comminution
Centrifuge
Flotation
SGS	Pre-Concentration Upgrade
- mass balance centrifuge
- mini cyclone
- hydro separation
- magnetic separation
Arithmetek Inc.	Leach modeling

13-1

TECHNICAL REPORT – TLC Property, Nevada, USA

14	MINERAL RESOURCE ESTIMATES

14.1	Approach

In accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, the Qualified Persons employed at Stantec validated the drill hole and sample data set and created a geologic model for the purposes of generating lithium resource estimates from the lithium clay deposit within the TLC Property.

The geologic model described below was used as the basis for estimating mineral resources on the TLC Property.

14.2	Basis for Resource Estimation

NI 43-101 specifies that the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Guidelines be used for the identification of resources. The CIM Resource and Reserve Definition Committee have produced the following statements which are restated here in the format originally provided in the CIM Reserve Resource Definition document:

“Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.”

The Definition of Resources is as follows:

“A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

“Material of economic interest refers to diamonds, natural inorganic material, or natural fossilized organic material including base and precious metals, coal, and industrial minerals.” Lithium falls under the industrial minerals’ category.

The committee went on to state that:

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.”

14-1

TECHNICAL REPORT – TLC Property, Nevada, USA

Extraction of lithium from lithium clay deposits is most similar to bulk mineral commodities such as coal and potash and as such eventual economic extraction can cover time periods in excess of 50 years depending on the size and concentration of lithium in the clay.

14.3	Data Sources

Information used to compile the geologic models used for resource estimation included the following data provided by American Lithium:

•	exploration drill hole logs;
•	drill hole sample data;
•	surface geologic maps;
•	geologic cross sections;
•	2018 Technical Report (Chapman, 2018);
•	2020 Technical Report (Loveday, 2021); and
•	2021 Technical Report (Turner, 2021).

The drill hole sample data included chip and core samples. Details on drilling and sampling methods are detailed in Section 10 and 11 of this report. Although surface grab samples have been taken in the past, as described by (Chapman, 2018), these sample results were not used in this geologic model for resource estimation due to the inconsistencies in lithium concentrations due to surface weathering. The locations of the drill holes used in the geologic model are shown on Figure 14-1.

Surface geologic maps provided by American Lithium included surface mapping undertaken by American Lithium geologists in combination with mapping recorded with the U.S. Geological Survey that is freely available through open sources and mapping described by Turner (2021). Additional information acquired by Stantec and used in the development of this geologic model included surface topography data also available through open sources. The surface topography data was received as raster digital data with 1 arc-second resolution. The data was deemed accurate for the purposes of estimating resources on the Property considering the generally flat topography as can be observed on Figure 14-1.

14-2

TECHNICAL REPORT – TLC Property, Nevada, USA

14.4	Model

The geologic model used for reporting of lithium resources was developed using Hexagon Mining’s geological modelling and mine planning software, MinePlan version 16.0.4. MinePlan is widely used throughout the mining industry for digital resource model development. Hexagon Mining’s suite of interpretive and modelling tools is well-suited to meet the resource estimation requirements for the TLC Property.

The geologic model from which lithium resources are reported is a 3D block model. The model limits and block size are outlined in Table 14.1 and the plan view extent of the geologic model is shown on Figure 14-1. The model was developed using the Nevada State Plane Central Zone NAD83 coordinate system and U.S. customary units.

Table 14.1
Block Model Parameters

Coordinate	Minimum	Maximum	Range (ft)	Block (ft)
Easting	1,449,600	1,472,300	22,700	50
Northing	20,913,800	20,948,300	34,500	50
Elevation	3,750	6,350	2,600	20

14.4.1 Model Inputs

Inputs used in the construction of the geologic model and resource estimation include the following:

•	Surface topography;
•	Surface geologic maps and cross sections;
•	Drill hole locations for 59 RC holes, 15 core holes and 8 sonic holes;
•	Drill hole chip and core log descriptions;
•	5,939 chip samples from 57 RC holes;
•	1,076 core samples from 15 core holes;
•	187 core samples from 3 sonic holes and;
•	27 rock density test results (g/cm3).

14.4.2 Surface Topography and Weathering

Public domain surface topography data was used to generate a 2D grid of surface topography using a triangulation algorithm. The 2D grid origin and resolution was the same as that used in the 3D block model as shown in Table 14.1. All model grid files used the same origin and resolution.

14-3

TECHNICAL REPORT – TLC Property, Nevada, USA

1,450,000
1,455,000
1,460,000
1,465,000
1,470,000
1,475,000
20,945,000
20,940,000
20,935,000
20,930,000
20,925,000
20,920,000
20,915,000
R2101
R2102
R2103
R2104
R2105
R2106
R2202
R2203
R2201
S2051
S2052
S2053
R2212
S2054
S2055
S2201
R2003
R2002
R2006
R2215
C2211
R2224
C2206
C2205
C1917
R1917
C1920
C1921
R2223
C2210
C2204
R1915
R2205
R2222
C2209
R1916
R1914
R2004
R2206
R2005
C1901
R1901
R1913
S2050
C2201
R2214
R2221
R1918
S2057
R1912
R1902
R1903
C2202
C1919
C2208
R1910
R1905
R1906
R2207
R2215
R2213
R1904
C2203
R2001
R1911
R1907
R2208
R1908
R2204
R2225
R2229
R1909
R2209
R2220
R2219
R2217
R2228
R2226
R2227
R2218
R2211
R2210
NYE
ESMERALDA
0
910
1,820
Meters
0
4,500
Feet
Scale 1:54,000

Legend

Topographic Contour 20-foot	**Drill Holes**
Topographic Contour 100-foot	Sonic
Model Extent	Core
Tonopah Lithium Claims Property	Reverse Circulation

Notes
1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: American Lithium Corp. basemap National Geographic World Map: National Geographic, Esri, Garmin, HERE, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, increment P Corp.

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Surface Topography and Model Limits Map

Figure 14-1

DRAWN BY: J.K.
CHK'D BY: D.K.
DATE: 2023/ Jan 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

14-4

TECHNICAL REPORT – TLC Property, Nevada, USA

Depth of surface weathering was recorded from the log descriptions and estimated into a 2D-grid using an inverse distance square (IDW2) algorithm. A base of surface weathering elevation grid was generated by subtracting depth of the surface weathering estimates from the surface topography elevation. Lithium samples taken within this weathering zone, recorded as alluvium in drill holes, were not considered for resource estimation due to inconsistencies in lithium concentrations due to surface weathering. Surface mapping of outcrop was not used to further constrain the depth of surface weathering as these contacts were determined to be soft boundaries from field observations.

14.4.3 Structural Features

The Property is separated into ten (10) fault blocks that are split by north-south trending high-angle normal faults and to a lesser extent west-east trending normal faults that likely have some strike-slip movement. The location of the faults and fault blocks are illustrated in Figure 7-2 and structural cross sections A-A’ and B-B’ shown in Figure 7-3. Mineralized claystone has been observed within all of the fault blocks with the exception of fault block 3, an uplifted block exposing unmineralized basal crystal tuff near the surface as observed from drill hole R2218. The mineralized claystone continues eastward and is partially cut off by the presence of a rhyolite intrusion that borders the east-central edge of the Property. Various volcanics and breccias border the Property at the southeast and the far northeast and northwest edges. The surface footprint of the rhyolite intrusion is shown on Figure 7-2 and Figure 7-3. Description of the local geology and further discussion on the impacts of the faulting on the lateral extent of the lithium-bearing claystone is detailed in Section 7.

14.4.4 Model Zones

The geologic model is separated into four stratigraphic zones, as indicated below, from top to bottom:

1.	Weathered alluvium;
2.	Upper Li mineralized claystone;
3.	Lower Li mineralized claystone (includes basal tuff marker beds); and
4.	Basement (tuffaceous crystalline basement or limestone).

Additional igneous bodies in the north are not observed in drill hole records and their occurrence are based on public domain USGS geologic mapping. Wireframe solids generated from these four zones are presented on Figure 14-2 showing an oblique view of the geologic model looking towards the northwest. Table 14.2 provides composite vertical thickness statistics of the four stratigraphic horizons as penetrated from the drill hole records. Only the upper and lower Li mineralized claystone are considered resource.

14-5

TECHNICAL REPORT – TLC Property, Nevada, USA

Property boundary
Fault plane
Drill holes
N
W
E
S
Fault Block 8
Fault Block 9
Fault Block 10
Fault Block 7
Fault Block 6
Fault Block 5
Fault Block 2
Fault Block 4
Fault Block 3
Fault Block 1
Upper mineralized claystone
Lower mineralized claystone
Basement
2 Miles

Legend

Model View Geology

- Alluvium
- Upper Mineralized Claystone (claystone and minor tuff layers)
- Lower Mineralized Claystone (basal tuff marker bed and claystone)
- Basement (tuffaceous crystalline basement and limestone)
- Volcanic Rock
- Tonopah Lithium Claims Property Boundary
- Model Fault Block Plane

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Model Zones

Figure 14-2

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis cad\ArcPro\Fig_14-2_Model Zones.aprx

14-6

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 14.2
Vertical Zone Thickness from Drill Holes

Zone	Vertical Length (ft) [2]
	Count	Minimum	Maximum	Average
Weathered (Alluvium)	82	3	157	22
Upper Li Claystone	81	65	940	359
Lower Li Claystone	25	2	525	129
Crystalline basement	1	467	467	467

The unweathered Li claystone and crystalline basement are offset by normal faults that are shown on Figure 14-2. There is only a single penetration of the crystalline basement with most holes ending in the lower Li claystone zone. The upper and lower lithium claystone zones are separated by a narrow more tuffaceous sedimentary unit (basal tuff marker bed) of lower lithium concentration (< 400 ppm) that is transitory and not easily recognised in all drill holes. As such, this transitory zone was not modelled separately and forms part of the lower lithium claystone.

14.4.6 Lithium Mineralization Statistics

Prior to estimation drillhole samples were composited at regular intervals of 5 ft given that the majority (83%) of the drill hole samples assessed for lithium resource were derived from 5 ft interval RC chip samples. Statistics on the number of 5ft composites, together with lithium concentrations from drill hole records for each mineralized zone, are shown in Table 14.3. A frequency distribution chart (histogram) generated from the regular 5ft composites is shown in Figure 14-3 for both mineralized zones. No outliers in lithium grades were observed to be material and no capping of grades is deemed necessary for grade estimation.

Table 14.3
Composite Lithium Grades from Drill Holes

Zone	Composite Lithium (ppm)
	Count	Minimum	Maximum	Average
Upper Li Claystone	5,311	26	2,950	497
Lower Li Claystone	1,580	13	2,048	318

A global semi-variogram was generated from 5 ft (1.5 m) composite samples through the two Li mineralized zones is shown on Figure 14-4. This semi-variogram represents the combined variances from multi-direction semi-variograms at 30-degree directional increments. Maximum global range for the lithium grades is interpreted from the semi-variograms to be 5,000 ft (1,524 m).

14-7

TECHNICAL REPORT – TLC Property, Nevada, USA

Observation of the lithium grade profiles from samples taken within the mineralized zone show separate concentrations of dissipated lithium ranging from around 500 ppm to more than 1,000 ppm. Correlation of lithium grade intervals to individual beds was not possible within the mineralized zones, as these grade intervals were observed to be more lens-like as opposed to continuous beds. Instead, broad intervals of high and low grade were modelled by limiting the number of composites per block estimate and using the upper-lower Li claystone contact as a relative elevation surface to account for fault offsets.

14.4.7 Density

In situ densities do not vary significantly from observations of samples taken from drill cores. The dominant lithology on the Property and within the mineralized zone is claystone. In situ densities for claystone averaged 1.67 g/cm3. Lenses of conglomerate and sandstone that occur in the claystone averaged 1.88 g/ cm3. A fixed density of 1.7 g/ cm3 was identified as most representative of the mineralized zone given that the primary lithotype is claystone.

14-8

TECHNICAL REPORT – TLC Property, Nevada, USA

Upper Claystone Lithium (ppm)
Frequency
0
100
200
300
400
500
600
700
800
900
1000
1100
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
1600
1700
1800
1900
2000
Li (ppm)

Lower Claystone Lithium (ppm)
Frequency
0
50
100
150
200
250
300
350
400
450
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
1600
1700
1800
1900
2000
Li (ppm)

Stantec
AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Mineralized Zone Grade Distribution

Figure 14-3

DRAWN BY: J.K.
CHK'D BY: D.K.
DATE: 2023/ Jan/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_14-3_MiineralizedZoneGrade.aprx Revised: 2023-01-18 By: jkester

14-9

TECHNICAL REPORT – TLC Property, Nevada, USA

Upper Claystone Global Lithium
Gamma
Lag distance
Sill
0
0.2
0.4
0.6
0.8
1
1.2
1.4
0
500
1000
1500
2000
2500
3000
3500
4000
4500
5000
5500
6000

Lower Claystone Global Lithium
Gamma
Lag distance
Sill
0
0.2
0.4
0.6
0.8
1
1.2
1.4
0
500
1000
1500
2000
2500
3000
3500
4000
4500
5000
5500
6000

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Mineralized Zone Semi Variogram

Figure 14-4

DRAWN BY: J.K.
CHK'D BY: D.K.
DATE: 2023/ Jan/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_14-4_MineralizedZoneSemiVar.aprx Revised: 2023-01-18 By: jkester

14-10

TECHNICAL REPORT – TLC Property, Nevada, USA

14.4.8 Model Build

The procedures followed in building the resource model are outlined below:

•	Topography was coded as a block percent using a wireframe generated from open-source surface topography.

•	The two mineralized zone solids (upper and lower Li claystone) were coded into blocks as a percentage item and zone item.

•	Regular 5 ft (1.5 m) composites from within the mineralized zone were estimated into mineralized zone blocks using an inverse distance squared (IDW2) algorithm and isotropic search.

•	The maximum range for lithium grade estimates for resource determination was set at 5,000 ft (1,524 m) as determined from semi-variogram analyses of the lithium grade data.

•	The upper-lower Li claystone contact was used as a relative elevation surface to trend lithium grade estimates across fault offsets.

•	Maximum number of samples for block estimates was set to the nearest nine (9) samples with a maximum of six (6) samples per hole to simulate the tabular lens-like grade trends as observed from drill hole records.

•	Mineralized zone blocks within 5,000 ft (1,524 m) of nearest valid samples were tagged as inferred, 2,500 ft (1,524 m) indicated, and 1,250 ft (1,524 m) measured.

•	Model grade estimates were validated against input drill hole grades using cross-sections through the block model.

Model estimation parameters are summarized in Table 14.4.

Table 14.4
Lithium Grade Estimation Parameters

Maximum Search		No. Composites
Direction	Range (ft) [1]	Minimum	Maximum	Maximum per hole
East	5,000	1	9	6
North	5,000	1	9	6
Vertical	2,000	1	9	6
[1] – 1 ft = 0.3 m

Figure 14-5 illustrates the lithium grade distribution along two cross-section lines (A-A’ and B-B’) through the mineralized zone in the resource block model.

14-11

TECHNICAL REPORT – TLC Property, Nevada, USA

A
A'
Vertical Exaggeration of 2:1
2 Miles
B
B'
Vertical Exaggeration of 2:1
1 Miles
Lithium (ppm)
<500
500
600
800
1000
1200
N
A
A'
B
B'
D
U
0
6,000
Feet

Legend

Cross Section Model View Geology

- Alluvium
- Upper Claystone (claystone and minor tuff layers)
- Lower Claystone (basal tuff marker bed and claystone)
- Basement (tuffaceous crystalline basement and limestone)
- Volcanic Rock
- Fault Line

- Cross Section Line
- Tonopah Lithium Claims Property Boundary

Drill Holes
- Core
- Reverse Circulation
- Sonic

Plan View Geology

- Alluvium
- Tuffaceous sedimentary rocks
- Andesite and basalt flows
- Rhyolitic flows and intrusives
- Intermediate andesite, flows and breccias
- Ash flow tuff
- Rhyolitic intrusion

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Resource Model Cross Sections

Figure 14-5

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/01/18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_14_5_ResourceModelXSetions.aprx

14-12

TECHNICAL REPORT – TLC Property, Nevada, USA

14.5	Assessment of Reasonable Prospects for Economic Extraction

A base case lithium resource cutoff grade has been determined based on the economics of a medium size (100 Mtpa) run-of-mine (ROM) surface mining operation that does not require blasting. Processing of the mineralized material would be onsite extracting lithium from claystone using an acid digestion method.

The following mining, processing, royalty, and recovery costs, in US$, were used to derive a base case cutoff grade for an eventual lithium carbonate (Li2CO3) product:

•	Mining costs US$3/tonne;
•	Processing costs US$43/tonne;
•	General and administration US$1/tonne;
•	Royalties US$1/tonne; and
•	Processing recovery 90%.

Revenue from a lithium carbonate product is estimated to be US$20,000/tonne for the cutoff grade calculation. Using the above inputs and Li2CO3:Li ratio of 5.32, a base case cutoff grade for lithium is estimated to be 500 ppm, rounded from 501 ppm.

The most variable costs impacting the cutoff grade is processing costs, which given the available information, is based on published estimates for similar deposit types (Eshani et al., 2018). Higher processing costs may be realized following metallurgical testing of the mineralized claystone that may increase the cutoff grade to as high as 1,000 ppm lithium. Similarly, lower prices for lithium carbonate would also increase the cutoff grade, though this is viewed as lower risk in current market conditions.

An alternative product to lithium carbonate that could be produced from the resource is lithium hydroxide monohydrate (LiOH.H20) that sells at a slightly higher premium than lithium carbonate and has the benefit of a higher LiOH.H2O:Li ratio at 6.05 when compared with the Li2CO3:Li ratio of 5.32. As such, a cutoff grade of 500 ppm is considered reasonable as a base case resource estimate for either a lithium carbonate or lithium hydroxide monohydrate product.

An economic pit shell at a constant 45 degrees slope was developed using 500 ppm lithium as a cutoff grade to separate resource blocks from waste blocks in the model. A US$20,000/tonne revenue for an equivalent lithium carbonate product and a mining cost of US$3/tonne was used in the derivation of the pit shell. Figure 14-6 shows an oblique view of the pit shell looking towards the northwest.

14-13

TECHNICAL REPORT – TLC Property, Nevada, USA

Economic Pit Shell

N
W
E
S
Elevation (ft)
4200
4400
4600
4800
5000
5200
5400
5600
5800
6000
No vertical exaggeration
2 Miles

Legend

Tonopah Lithium Claims Property

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Economic Pit Shell

Figure 14-6

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_14-6_EconomicPitShell.aprx

14-14

TECHNICAL REPORT – TLC Property, Nevada, USA

14.6	Lithium Resource Estimates

Lithium resources are contained within the upper and lower claystone beds deposited on top of a crystalline basement. This mineralized zone is further constrained to within nine (9) faults blocks bounded by near vertical normal displacement faults and by intrusions in the northeast and northern extremities of the Property, as shown on Figure 14-7, Resource Classification Map. Mineral resources are classified by distance from nearest valid drill hole sample up to maximum distance of 5,000 ft (1,524 m) for Inferred, 2,500 ft (762 m) for Indicated and 1,250 ft (381 m) for Measured.

The lithium mineral resource estimates are presented in Table 14.5 in U.S. customary units and Table 14.6 in metric units. The resource estimates are contained within an economic pit shell at constant 45° pit slope to a maximum vertical depth of 970 ft (296 m) below surface. The crest of the pit shell is shown on Figure 14-6 and pit shell depth is shown on Figure 14-8. Lithium resources are presented for a range of cutoff grades to a maximum of 1,200 ppm lithium. The base case lithium resource estimates are highlighted in bold type in Table 14.5 and Table 14.6. All lithium resources on the TLC Property are surface mineable at a stripping ratio of 2.4 waste yd3/ton (0.8 m3/tonne) at the base case cutoff grade of 500 ppm lithium. The effective date of the lithium resource estimate is October 6, 2022.

14-15

TECHNICAL REPORT – TLC Property, Nevada, USA

1,450,000
1,455,000
1,460,000
1,465,000
1,470,000
1,475,000
20,945,000
20,940,000
20,935,000
20,930,000
20,925,000
20,920,000
20,915,000
N
R2101
R2102
R2103
R2104
R2105
R2106
R2202
R2203
R2201
S20S1
S20S2
S20S3
R2212
S20S4
S20S5
S2201
R2003
R2216
R2002
R2006
C2211
R2224
C2206
C2205
C1917
R1917
C1920
C1921
R2223
C2210
C2204
R1915
R2205
R2222
C2209
R1916
R1914
R2005
C1901
R1901
R1913
R2004
R2206
R2214
S20S6
C2201
R2221
R1918
S20S7
R1912
R1902
R1903
C2202
C2208
C1919
R1910
R1905
R1906
R2207
R2213
C2203
R2215
R2001
R1911
R1904
R2208
R1907
R1908
R2225
R2229
R2204
R1909
R2209
R2220
R2219
R2217
R2228
R2226
R2227
R2218
R2211
R2210
Rhyolite Peak
Radar Rd
NV-89
Pole Line Rd
NYE
ESMERALDA
0
910
1,820
Meters
0
4,500
Feet
Scale 1:54,000
(At original document size of 8.5x11)

Legend

- Pit Crest
- Model Extent
- Tonopah Lithium Claims Property
- Township and Range

Drill Holes

- Sonic
- Core
- Reverse Circulation

Resource Classification

- Measured
- Inferred
- Indicated

Notes

1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: American Lithium Corp. basemap World Topographic Map: Bureau of Land Management, Esri, HERE, Garmin, INCREMENT P, USGS, METI/NASA, EPA, USDA

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TONOPAH LITHIUM PROPERTY

Resource Classification Map

Figure 14-7

DRAWN BY: J.K. CHK'D BY: D.K. DATE: 2023/ Jan/ 18	Project Location: T3-4N R41-42E, Nevada Client: American Lithium Corp. Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_14-7_ResourceClassMap.aprx Revised: 2023-01-18 By: jkester

14-16

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 14.5
Lithium Resource Estimates – U.S. Customary Units

Cutoff	Volume	Tons	Li	Million short tons (Mst)
Li (ppm)	(Myd3)	(Mst)	(ppm)	Li	Li2CO3	LiOH.H2O
Measured
500	662	948	924	0.88	4.68	5.32
600	545	781	1006	0.79	4.2	4.78
800	371	532	1153	0.61	3.25	3.69
1000	265	380	1255	0.48	2.55	2.9
1200	136	195	1401	0.27	1.44	1.63
Indicated
500	917	1314	727	0.96	5.11	5.81
600	573	821	835	0.69	3.67	4.17
800	285	408	987	0.4	2.13	2.42
1000	105	150	1148	0.17	0.9	1.03
1200	29	42	1328	0.06	0.32	0.36
Measured plus Indicated
500	1579	2262	813	1.84	9.79	11.13
600	1118	1602	924	1.48	7.87	8.95
800	656	940	1074	1.01	5.38	6.11
1000	370	530	1226	0.65	3.45	3.93
1200	165	237	1392	0.33	1.76	1.99
Inferred
500	374	536	713	0.38	2.02	2.3
600	227	325	827	0.27	1.44	1.63
800	101	145	995	0.14	0.74	0.85
1000	40	57	1151	0.07	0.37	0.42
1200	10	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

14-17

TECHNICAL REPORT – TLC Property, Nevada, USA

Table 14.6
Lithium Resource Estimates – Metric Units

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm3)	(Mt)	(ppm)	Li	Li2CO3	LiOH.H2O
Measured
500	506	860	924	0.79	4.2	4.78
600	416	707	1006	0.71	3.78	4.3
800	283	481	1153	0.55	2.93	3.33
1000	203	345	1255	0.43	2.29	2.6
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
600	438	745	835	0.62	3.3	3.75
800	218	371	987	0.37	1.97	2.24
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.3
Measured plus Indicated
500	1207	2052	809	1.66	8.83	10.04
600	854	1452	916	1.33	7.08	8.05
800	501	852	1080	0.92	4.9	5.57
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.3	1.6	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
600	173	294	827	0.24	1.28	1.45
800	77	131	995	0.13	0.69	0.79
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

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Economic Pit Shell Depth

N
W
E
S
Depth (ft)
0
100
200
300
400
500
600
700
800
900
1000
No vertical exaggeration
2 Miles

Legend

Tonopah Lithium Claims Property

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Economic Pit Shell Depth

Figure 14-8

DRAWN BY: J.K.
CHK'D BY: D.K
DATE: 23/ 01/ 18

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

C:\Data\TLC\gis_cad\ArcPro\Fig_14-8_EconomicPitShellDepthMap.aprx

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14.7	Potential Risks

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time; the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available after the date of the estimates may necessitate revision. These revisions may be material.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as Proven or Probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Potential risks that may impact accuracy of the mineral resource estimates are:

•	The resource is limited to within nine (9) fault blocks that may shift location given further exploration. Should new supporting data support a significant shift in the fault locations this may have a material impact on the resource estimates.

•	The intrusions and the other volcanics around the extremities of the Property are only recognized from surface mapping. Future exploration drilling in these areas of the Property may show these intrusions and other volcanics extending into the Property below surface. This may have a material impact on the resource estimates in these regions of the deposit.

•	QA/QC records of assay blanks and standards indicate that there is potential for inconsistencies in the predicted reliability of the lithium assay results received from Paragon laboratories when compared to assay results received from other laboratories as described Section 11 of the Technical Report.

•	Metallurgical test currently under the control of DRA may indicate that the input costs for the practical extraction of lithium to be higher than anticipated. Since processing costs are a significant component of lithium carbonate (or lithium hydroxide monohydrate) production, the lithium cutoff grade may be higher than the base case cutoff grade of 500 ppm used for the lithium resource estimates.

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15	MINERAL RESERVE ESTIMATES

This Technical Report does not include an estimate of reserves.

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16	MINING METHODS

There is no information for this section of the Technical Report as the Property is not presently producing and is not yet under development.

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17	RECOVERY METHODS

There is no information for this section of the Technical Report as the Property is not presently producing and is not yet under development.

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18	PROJECT INFRASTRUCTURE

There is no information for this section of the Technical Report as the Property and is not yet under development.

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19	MARKETS AND CONTRACTS

There is no information for this section of the Technical Report as the Property is not presently producing and is not yet under development.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

There is no information for this section of the Technical Report as the Property is not presently producing and is not yet under development.

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21	CAPITAL AND OPERATING COSTS

There is no information for this section of the Technical Report as the Property is not presently producing and is not yet under development.

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22	ECONOMIC ANALYSIS

There is no information for this section of the Technical Report as the Property is not presently producing and is not yet under development.

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23	ADJACENT PROPERTIES

The Qualified Person has not verified the information associated with the adjacent properties, inclusive of active claims; the information associated with these adjacent properties may not be indicative of the mineralization on the Property.

To the northwest of the TLC Property is the Ray Property owned by Mogul Mountain Holdings Corporation. The Ray Property consists of 186 unpatented mining claims under the name Raye and 65 unpatented mining claims under the name Dustbowl. Within the claim block boundary there are two patented lode claim areas and four unpatented lode claims, all of which are held by third party entities. Exploration efforts on this property indicate evidence to support both an epithermal and Carlin-style Ag-Au deposit (Loveday, 2022).

Directly east of the TLC property are five active unpatented claims held by NV Gold Corporation constituting part of their Frazier Dome Project. This project area is undergoing exploration of a low-sulfidation, volcanic-hosted epithermal gold system with high-grade mineralization (NV Gold Corporation, 2023).

Blackrock Silver Corporation’s (Blackrock) Tonopah North Project, whose claims are located 1.9 miles (3 km) southeast of the TLC Property, have reported that a broad lithium zone has been intersected from drilling encompassing an area 5,200 acres (2,100 hectares). They reported that the lithium zone was similar profile to the lithium mineralization encountered at the TLC deposit. (Blackrock, 2022).

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24	OTHER RELEVANT DATA AND INFORMATION

All relevant information is included in this report.

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25	INTERPRETATION AND CONCLUSIONS

The TLC Property is located approximately 10 km northwest of the town of Tonopah, east of Big Smoky Valley and west of the San Antonio Mountain range, Nye County, Nevada. There is limited information on property exploration and ownership prior to 2017. In 2017 lithium exploration is known to have begun in and around the Property starting with surface mapping and then drilling using a combination of RC, core and sonic methods. Since the last Technical Report (Loveday, 2021), American Lithium has increased its unpatented lode claims ownership on the TLC Property significantly and this together with additional drilling has contributed to an increase in the estimated lithium resources on the Property.

The Property consists of 614 unpatented lode mining claims located in Township and Range T4N, R41E; TN4, R42E; T3N, R41E; and T3N, R42E of the Mount Diablo Meridian (21) and covers an area of 12,511 acres (5,063 hectares). Elevated lithium concentrations occur in the surface alluvial, and underlying claystone beds. The estimated lithium resources are contained within the claystone the cover an area of approximately 7,500 acres (3,035 hectares) and depth of approximately 1,000 ft (304.8 m) below surface.

The geologic model from which lithium resources are reported is a 3D block model. The resource estimates are contained within an economic pit shell at constant 45° pit slope to a maximum vertical depth of 970 ft (296 m) below surface using a base case cutoff grade 500 ppm lithium to produce an eventual battery grade lithium carbonate product or lithium hydroxide monohydrate product.

The following costs, recoveries and revenue, in metric units and US$, were used to derive a base case cutoff grade for an eventual lithium carbonate (Li2CO3) product:

•	Mining costs US$3/tonne;
•	Processing costs US$43/tonne;
•	General and administration US$1/tonne;
•	Royalties US$1/tonne;
•	Processing recovery 90%; and
•	US$20,000/tonne revenue for Li2CO3 product.

The lithium mineral resource estimates are presented in Table 25.1 in U.S. customary units and Table 25.2 in metric units. Lithium resources are presented for a range of cutoff grades to a maximum of 1,200 ppm lithium. The base case lithium resource estimates are highlighted in bold type in Table 25.1 and Table 25.2. All lithium resources on the TLC Property are surface mineable at a stripping ratio of 2.4 waste yd3/ton (0.8 m3/tonne) at the base case cutoff grade of 500 ppm lithium. The effective date of the lithium resource estimate is October 6, 2022.

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Table 25.1
Lithium Resource Estimates – U.S. Customary Units

Cutoff	Volume	Tons	Li	Million short tons (Mst)
Li (ppm)	(Myd3)	(Mst)	(ppm)	Li	Li2CO3	LiOH.H2O
Measured
500	662	948	924	0.88	4.68	5.32
600	545	781	1006	0.79	4.2	4.78
800	371	532	1153	0.61	3.25	3.69
1000	265	380	1255	0.48	2.55	2.9
1200	136	195	1401	0.27	1.44	1.63
Indicated
500	917	1314	727	0.96	5.11	5.81
600	573	821	835	0.69	3.67	4.17
800	285	408	987	0.4	2.13	2.42
1000	105	150	1148	0.17	0.9	1.03
1200	29	42	1328	0.06	0.32	0.36
Measured plus Indicated
500	1579	2262	813	1.84	9.79	11.13
600	1118	1602	924	1.48	7.87	8.95
800	656	940	1074	1.01	5.38	6.11
1000	370	530	1226	0.65	3.45	3.93
1200	165	237	1392	0.33	1.76	1.99
Inferred
500	374	536	713	0.38	2.02	2.3
600	227	325	827	0.27	1.44	1.63
800	101	145	995	0.14	0.74	0.85
1000	40	57	1151	0.07	0.37	0.42
1200	10	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

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Table 25.2
Lithium Resource Estimates – Metric Units

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm3)	(Mt)	(ppm)	Li	Li2CO3	LiOH.H2O
Measured
500	506	860	924	0.79	4.2	4.78
600	416	707	1006	0.71	3.78	4.3
800	283	481	1153	0.55	2.93	3.33
1000	203	345	1255	0.43	2.29	2.6
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
600	438	745	835	0.62	3.3	3.75
800	218	371	987	0.37	1.97	2.24
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.3
Measured plus Indicated
500	1207	2052	809	1.66	8.83	10.04
600	854	1452	916	1.33	7.08	8.05
800	501	852	1080	0.92	4.9	5.57
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.3	1.6	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
600	173	294	827	0.24	1.28	1.45
800	77	131	995	0.13	0.69	0.79
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.
•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

The mineral resource estimates presented in Table 25.1 and Table 25.2 represent an increase in both resource confidence and quantity compared to historical estimates (Loveday, 2021). These differences are due to:

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TECHNICAL REPORT – TLC Property, Nevada, USA

•	Increase in concession area of the Property from 4,114 acres (1,665 hectares) to the current 12,511 acres (5,063 hectares);
•	Increase in exploration drilling from 29 holes to a total of 82 holes; and
•	Increasing depth of drilling since the last technical report has identified an additional lower lithium clay zone below a basal tuff marker bed horizon previously (Loveday, 2021) used as a basement horizon.

25.1	Potential Risks

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time; the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available after the date of the estimates may necessitate revision. These revisions may be material.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as Proven or Probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Potential risks that may impact accuracy of the mineral resource estimates are:

•	The resource limited to within nine (9) fault blocks that may shift location given further exploration. Should new supporting data support a significant shift in the fault locations this may have a material impact on the resource estimates.

•	The intrusions and the other volcanics around the extremities of the Property are only recognized from surface mapping. Future exploration drilling in these areas of the Property may show these intrusions and other volcanics extending into the Property below surface. This may have a material impact on the resource estimates in these regions of the deposit.

•	QA/QC records of assay blanks and standards indicate that there is potential for inconsistencies in the predicted reliability of the lithium assay results received from Paragon laboratories when compared to assay results received from other laboratories as described Section 11 of the Technical Report.

•	Metallurgical test currently under the control of DRA may indicate that the input costs for the practical extraction of lithium to be higher than anticipated. Since processing costs are a significant component of lithium carbonate (or lithium hydroxide monohydrate) production, the lithium cutoff grade may be higher than the base case cutoff grade of 500 ppm used for the lithium resource estimates.

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TECHNICAL REPORT – TLC Property, Nevada, USA

26	Recommendations

Two phases, listed below, are recommended to advance the TLC Property.

Phase 1

Additional studies are recommended to define the locations and throw of the faults on the property, and to assess the accuracy of lithium assay test results received from Paragon laboratories. It is recommended that exploration methods use minimal surface disturbance, rather than immediately advancing to another exploration drilling program. The estimated costs with the Phase 1 program are outlined in Table 26.1.

Table 26.1
Phase 1: Data Gathering Cost Estimate

Program	Purpose	Method	Total (US$000)
Re-assay of drill samples	Re-assay 20% samples sent to Paragon laboratory	ICP-OES+ICP-MS	10
LiDAR Survey	Potential identification of subtle changes in subsurface geology	Drone LiDAR Survey	15
Geophysics	Identification of faults	Active and Passive	50
Mineral Processing	Further constrain mineral Processing from larger samples	Process Testing	150
Estimated Total			225

Phase 2

Phase 2 is not contingent on the results of Phase 1. Stantec recommends that, for Phase 2, a Preliminary Economic Assessment (PEA) should be completed on the TLC Property. The PEA involves several major tasks, which are listed below:

•	Identify ground water sources to be utilized in the development of the TLC Property;
•	Mine design and development;
•	Lithium process facilities including a sulphuric acid plant;
•	Project infrastructure and required utilities;
•	Tailings management plan;
•	Regulatory roadmap outlining the regulatory process, timelines and costs; and
•	Capex and Opex estimate and economic analysis.

The cost to complete Phase 2 is estimated at US$500k. Components of the Phase 2 program are currently in progress as of the effective date of this Technical Report.

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27	REFERENCES

Asher-Bolinder, S. (1991). Descriptive Model of Lithium in Smectites of Closed Basins. [ed.] G. J. Orris and J. D. Bliss. Some Industrial Minerals Deposit Models, Descriptive Deposit Models, USGS Open File Report 91-11A. 1991, pp. 11-12.

Blackrock (2022): Blackrock Confirms New lithium Discovery at Tonopah North, News Release, Blackrock Silver Corporation. Blackrocksilver.com.

Bureau of Land Management Tonopah Field Office (2021). 1074654 Nevada Corp. TLC Exploration Project Nye and Esmeralda Counties, Nevada. Environmental Assessment # DOI-BLM-NV-B020-2022-0003-EA

Bonham H.F. and Garside L.J. (1979). Geology of the Tonopah, Lone Mountain, Klondike, and Northern Mud Lake Quadrangles, Nevada. Nevada Bureau of Mines and Geology, Bulletin 92.

Chapman, J. (2018). NI 43-101 Technical Report on the TLC – Lithium Clay Property, Nye County, Nevada, USA.

Climate Change & Infectious Diseases. (2019). World Map of the Köppen-Geiger Climate Classification. Retrieved from: http://koeppen-geiger.vu-wien.ac.at/present.htm

Lane, T., Harvey, J.T., Fayram, T., Samari, H. & Brown, J.J. (2018). Preliminary Economic Assessment Technical Report Clayton Valley Lithium Project, Esmeralda County, Nevada. Global Resource Engineering, Ltd.

Loveday, D.J., (2022). NI 43-101 Technical Report, Ray Property, Nye County, Nevada, USA. For Mogul Mountain Ventures, Effective August 1, 2022. Stantec Consulting Inc.

Loveday, D., (2021). NI 43-101 Technical Report, TLC Property, Nye County, Nevada, USA. For American Lithium Corp, October 2021. Effective date April 15, 2020. Stantec Consulting Ltd.

NV Gold Corporation. (2020). Frazier Dome Project. Retrieved from: https://www.nvgoldcorp.com/properties/nevada/frazier-dome-project/

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TECHNICAL REPORT – TLC Property, Nevada, USA

Pioneer (2021) American Lithium UAV Aeromagnetic Survey Logistics Report. 21 p. Pioneer Exploration Consultants Ltd.

Turner (2021) Technical Report Crescent Dunes Lithium Property, Nye County, Nevada, USA. For Jana Campbell Mineral Exploration, September 2021, Stantec Calgary, Alberta

Tonopah Climate. (2020). Climate-Data.org. Retrieved from: https://en.climate-data.org/north-america/united-states-of-america/nevada/tonopah-124566/

Tonopah, Nevada. (2020). Tonopah Aeronautics & Technology Park. Retrieved from: https://www.tonopahnevada.com/airport/

Union Pacific. (2019). Union Pacific in Nevada. Retrieved from: https://www.up.com/cs/groups/public/@uprr/@corprel/documents/up_pdf_nativedocs/pdf_nevada_usguide.pdf

Weatherbase. (2020). Tonopah, Nevada. Retrieved from: https://www.weatherbase.com/weather/weather-summary.php3?s=724803&cityname=Tonopah,+Nevada,+United+States+of+America

Weatherspark. (1993). Retrieved from:

https://weatherspark.com/y/1993/Average-Weather-in-Tonopah-Nevada-United-States-Year-Round.

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